EXHIBIT 99.3

EXECUTION VERSION

CREDIT AGREEMENT

BETWEEN

PRETIUM RESOURCES INC.

as Borrower

-and-

PRETIUM EXPLORATION INC. and 0890696 B.C. LTD.

as Guarantors

-and-

ORION CO-INVESTMENTS II (ED) LIMITED and BTO MIDAS L.P.

AND THE OTHER LENDERS PARTY HERETO FROM TIME TO TIME

as Lenders

-and-

ORION CO-INVESTMENTS II (ED) LIMITED

as Administrative Agent

September 15, 2015

TABLE OF CONTENTS
Page

ARTICLE 1
INTERPRETATION		2
1.1	Definitions	27
1.2	Certain Rules of Interpretation	28
1.3	Currency.	28
1.4	Time of Essence.	28
1.5	This Agreement to Govern.	28
1.6	Interest Act.	28
1.7	No Subordination.	28
1.8	Schedules, etc.	28
ARTICLE 2
TERM FACILITY		29
2.1	Establishment of Facility.	29
2.2	Availment.	29
2.3	Calculation and Payment of Interest.	30
2.4	Prepayment and Repayment of Loans.	30
ARTICLE 3
OTHER PROVISIONS RELATING TO THE FACILITY		32
3.1	Several Obligations.	32
3.2	Default Interest	32
3.3	Application of Payments.	33
3.4	Payments Generally.	33
3.5	Payments - No Deduction.	33
3.6	Obligations of Lenders to Mitigate.	34
3.7	Illegality.	35
3.8	Change in Circumstances.	36
3.9	Payment of Costs and Expenses.	37
3.10	Indemnities.	38
3.11	Maximum Rate of Interest.	39
3.12	Net Insurance Proceeds.	40
ARTICLE 4
REPRESENTATIONS AND WARRANTIES		41
4.1	Representations and Warranties of the Borrower and the Borrower.	41
4.2	Survival of Representations and Warranties	52
ARTICLE 5
SECURITY		53
5.1	Security.	53
5.2	Additional Security from New Subsidiaries.	53
5.3	Further Assurances - Security.	54
5.4	Security Effective Notwithstanding Date of Advance.	54
5.5	No Merger.	54
5.6	Release of Security.	54

TABLE OF CONTENTS

(Continued)
Page

ARTICLE 6
COVENANTS		55
6.1	Affirmative Covenants.	55
6.2	Notifications to the Lenders.	57
6.3	Corporate Documents.	59
6.4	Other Reports.	59
6.5	Material Contracts, Material Project Authorizations and Mine Plan.	59
6.6	Monthly Reporting	60
6.7	Quarterly Reporting.	60
6.8	Annual Reporting.	61
6.9	Anti-Corruption.	61
6.10	Reserved.	61
6.11	EAs.	61
6.12	Changes to Accounting Policies	61
6.13	Negative Covenants.	62
ARTICLE 7
CONDITIONS PRECEDENT		65
7.1	Conditions Precedent to Closing Date.	65
7.2	Conditions Precedent to Subsequent Advances.	68
ARTICLE 8
EVENTS OF DEFAULT AND REMEDIES		69
8.1	Events of Default.	69
8.2	Remedies Upon Default.	73
8.3	Set-Off.	73
8.4	Application of Proceeds.	73
ARTICLE 9
ADMINISTRATIVE AGENT		74
9.1	Agency.	74
ARTICLE 10
GENERAL		76
10.1	Reliance and Non-Merger.	76
10.2	Amendment and Waiver.	76
10.3	Notices.	77
10.4	Further Assurances.	79
10.5	Assignment.	79
10.6	Severability.	80
10.7	Entire Agreement.	80
10.8	Confidentiality.	80
10.9	Press Releases and Public Disclosure.	81
10.10	Governing Law.	81
10.11	Submission to Jurisdictions	81
10.12	Counterparts.	82

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is made as of the 15th day of September, 2015,

B E T W E E N:

PRETIUM RESOURCES INC., a corporation incorporated under the laws of British Columbia

(the “Borrower”)

 -and-

PRETIUM EXPLORATION INC., a corporation incorporated under the laws of British Columbia,

(“PEI”)

 -and-

0890696 B.C. LTD, a corporation incorporated under the laws of British Columbia,

(“089”)

 -and-

ORION CO-INVESTMENTS II (ED) LIMITED, BTO MIDAS L.P., and the other lenders party hereto from time to time

(the “Lenders”)

 -and-

ORION CO-INVESTMENTS II (ED) LIMITED, in its capacity as administrative agent and collateral agent

(in such capacities, the “Administrative Agent”)

RECITALS:

A.
The Borrower, PEI and 089 have requested that the Lenders make available the Facility for the purpose of financing, in part, the development, construction, and working capital requirements of the Project; and

B.	The Lenders have agreed to make the Facility available to the Borrower on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1                      Definitions.

For the purposes of this Agreement:

1.1.1          “Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of: (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

1.1.2          “Additional Amounts” has the meaning ascribed to such term in Section 3.5.

1.1.3          “Administrative Agent” means Orion Co-Investments II (ED) Limited, in its capacity as administrative agent and collateral agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 9.1.6, and any reference in any of the other Loan Documents to “collateral agent” shall be deemed to refer to the Administrative Agent.

1.1.4          “Advance” means an advance by the Lenders to the Borrower of any portion of the Facility.

1.1.5          “Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

1.1.6          “Agreement” means this credit agreement and all Schedules attached hereto, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Schedule, or other portion hereof or thereof.

1.1.7          “AMEC Agreement” means the Engineering, Procurement and Construction Management Contract between the Borrower and AMEC Americas Limited date as of September 10, 2014.

1.1.8          “AMEC Direct Agreement” has the meaning ascribed to it in Section 7.2.1.

1.1.9          “AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, antiterrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada or, to the extent applicable to any Obligor, elsewhere, including any regulations, guidelines or orders thereunder.

1.1.10        “Annual Forecast Report” means a written report in relation to a Fiscal Year with respect to the Project, to be prepared by or on behalf of the Borrower, including with reasonable detail a forecast, based on the then current Mine Plan, for such Fiscal Year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis of:

(a)	the tonnes and estimated grade of Minerals to be mined; and

(b)	the tonnes and grade of Minerals to be processed, and expected recoveries for gold, silver and other types of marketable minerals.

1.1.11        “Annual Operations Report” means a written report in relation to a Fiscal Year with respect to the Project, to be prepared by or on behalf of the Borrower, which shall include all of the information pertaining to the construction, commissioning or operations contained in annual reports prepared and provided to the board of directors of any of the Group Members and, to the extent not contained in such reports, will also contain, for such Fiscal Year:

(a)	the tonnes and estimated grade of Minerals mined during such Fiscal Year;

(b)	the tonnes and estimated grade of Minerals stockpiled during such Fiscal Year and as of the end of such Fiscal Year;

(c)	the tonnes and grade of Minerals processed during such Fiscal Year and recoveries for gold, silver, and other types of marketable minerals;

(d)	the number of ounces of gold and silver outturned by the refinery during such Fiscal Year;

(e)	the estimated number of ounces of gold and silver contained in Minerals processed as of the end of such Fiscal Year that have not yet been delivered to or outturned by the refinery;

(f)
a statement setting out the mineral reserves and mineral resources (by category) prepared in accordance with National Instrument 43-101 (with the assumptions used, including cut-off grade, metal prices and metal recoveries) as of the end of such year; and

(g)	a review of the development and operating activities for such Fiscal Year, including:

(i)	the amount and a description of operating and capital expenditures (excluding exploration expenditures) and variances from projected operating and capital expenditures;

(ii)	a report on any material issues or departures from that contemplated by the Mine Plan, as applicable as of the first day of such Fiscal Year;

(iii)
any actual or expected materially adverse impact on development or production or recovery of gold or silver from that contemplated in the Mine Plan, whether as to quantity or timing, together with the details of the plans to resolve or mitigate such matters; and

(iv)	if applicable, the percentage completion compared to the Mine Plan of the major elements of construction and the anticipated Commercial Production Date, if it has not yet then occurred; and

(v)	details of any material health or safety violations and/or material violations of any Applicable Laws, or any non-compliance with the Borrower’s then current Anti-Corruption Policy.

(h)
The Annual Operations Report shall also contain a report on any Encumbrances, other than Permitted Encumbrances, placed on the assets or properties of any Obligor greater than $10,000,000 in the aggregate.

1.1.12        “Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada) and, to the extent applicable to the Obligors, the United Kingdom Bribery Act 2010, and the United States Foreign Corrupt Practices Act of 1977 and all other laws, rules, and regulations of any jurisdiction applicable to any Group Member from time to time concerning or relating to bribery or corruption.

1.1.13        “Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the Group Members adopted by the Board, as the same may be amended, revised, supplemented or replaced from time to time in accordance with this Agreement, a copy of which has been provided to the Lenders prior to the date hereof.

1.1.14        “Applicable Law” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Body, in each such case to the extent applicable to and, except in the case of Section 3.8, legally binding upon or having the force of law over any specified Person, property, transaction or event, or any of such Person’s property or assets.

1.1.15        “Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If all Advances available under the Facility have been made or if the Commitments have been terminated or expired, the Applicable Percentage shall be the percentage of the total outstanding Loans represented by such Lender’s outstanding Loans.

1.1.16        “Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement.

1.1.17        “Authorization” means any authorization, approval, consent, mineral claim, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

1.1.18        “Available Construction Funds” means at any time the aggregate committed amount of all sources of capital available to the Obligors by way of (a) the undisbursed proceeds of the Facility, (b) cash not yet applied towards Construction Costs, (c) any undisbursed insurance proceeds which are available for the payment of Construction Costs, (d) the undisbursed portion of committed debt facilities permitted hereunder to the extent available for the payment of Construction Costs, (e) any underwritten, escrowed or undisbursed equity subscription proceeds to the extent available for the payment of Construction Costs, and (f) any input tax credits for GST and provincial sales tax expected to be received during construction.

1.1.19        “Board” means the board of directors of the Borrower.

1.1.20        “Bona Fide Bank” means a bona fide commercial bank or trust company (whether domestic or foreign) having capital and surplus in excess of $500,000,000 and a senior unsecured rating of “AA” or better by S&P or Moody’s;

1.1.21        “Borrower” means Pretium Resources Inc., a corporation incorporated under the laws of British Columbia, and its permitted successors and assigns.

1.1.22        “Borrower’s Knowledge” means the actual knowledge of any of the officers of the Borrower or any of the officers or directors of any of the Borrower’s Subsidiaries.

1.1.23        “Business” means the business of the Group Members, taken as a whole, as described in the Public Disclosure Documents, including, without limitation, the development, construction, and operation of, and extraction of mineral resources from, the Project.

1.1.24        “Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in any one of Vancouver, British Columbia, Hamilton, Bermuda or New York City, New York, or a day on which banks are generally closed in any one of those cities, or (b) solely for the purpose of determining Libor, a day in which banks are generally closed in London, England.

1.1.25        “Capital Expenditures” means expenditures made by the Borrower in any period for tangible assets (after deducting the net proceeds received by the Borrower during such period from the disposal of similar tangible assets in the ordinary course of business) required to be classified as fixed assets or leasehold improvements on the balance sheet of the Borrower in accordance with IFRS.

1.1.26        “Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

1.1.27        “Change of Control” means:

(i)
any Person or Persons acting jointly or in concert (within the meaning of the Securities Act (Ontario)) acquires, together with all other voting shares held by such Person or Persons, beneficial ownership of over 50% of the outstanding voting shares of the Borrower or otherwise acquires power to elect a majority of the Board; or

(ii)
the occupation of a majority of the seats (other than vacant seats) on the Board by Persons who were neither (a) nominated by the Board nor (b) appointed, approved or endorsed by members of the Board; or

(iii)	the acquisition of direct or indirect Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert; or

(iv)	any Subsidiary of the Borrower which is an Obligor ceases to be a wholly-owned Subsidiary of the Borrower;

or Borrower or any of its Subsidiaries, as applicable, takes any actions to effect any of the foregoing.

1.1.28       “Claim” means any claim or liability of any nature whatsoever, including any demand, obligation, liability, debt, cause of action, suit, proceeding, judgment, award, assessment or reassessment.

1.1.29        “Closing Date” means the date on which all of the conditions precedent set forth in Section 7.1 are satisfied by the Borrower or waived by the Lenders.

1.1.30        “Collateral” means the Project Property and the presently held and future acquired undertaking, property and assets of each Obligor charged or intended to be charged pursuant to the Security Documents.

1.1.31       “Commercial Production Date” means the first day of the calendar month immediately following the first calendar month during which the Process Plant processes ore at any average rate of % of one-twelfth of yearly nameplate capacity (as set forth in the Mine Plan).

1.1.32        “Commitment” means, in respect of each Lender, the amount specified with respect to such Lender in Schedule A (which will be amended and distributed to all parties by the Administrative Agent from time to time to reflect any changes thereto), as such amount may be reduced from time to time by such Lender’s Applicable Percentage of the amount of any prepayments or repayments required or made hereunder or by the cancellation of any unused portion of the Facility.

1.1.33        “Common Shares” means the common shares which the Borrower is authorized to issue.

1.1.34        “Completion Date” means the first day of the calendar month immediately following the first period of two consecutive calendar months during which the Process Plant processes ore at an average rate of 85% of nameplate capacity (as set forth in the Mine Plan).

1.1.35        “Compliance Certificate” means a certificate of the Chief Executive Officer and the Chief Financial Officer of the Borrower in the form set out in Schedule 1.1.35.

1.1.36        “Consolidated Basis” means, in respect of any calculations or determinations hereunder in respect of a Person, the consolidated financial position or results of operations, as the case may be, of such Person and all of its Subsidiaries determined on a consolidated basis in accordance with IFRS.

1.1.37        “Construction Budget” means the $746,935,000 budget for the construction of the Project and set forth at Schedule 1.1.37 as the same may be amended from time to time in accordance with the terms of this Agreement.

1.1.38        “Construction Contracts” means the construction contracts for the Project more particularly described in Schedule 1.1.38 (as the same may be amended, varied, supplemented or replaced from time to time in accordance with this Agreement).

1.1.39        “Construction Costs” means collectively, hard and soft costs which are referred to in the Construction Budget, and which are incurred or to be incurred by Obligors in connection with the construction of the Project, including all construction costs (including payments of construction lien holdbacks), development costs, salaries and other compensation payable to management and supervisory personnel retained by the Obligors, fees payable to third parties as contemplated in the Construction Budget, site and acquisition costs related to the Project, land use and real estate costs, commissioning costs, start-up costs, preliminary operating costs and working capital, financing costs, fees, expenses and interest payable during construction, GST and provincial sales tax not expected to be refunded during construction, and all other third-party costs related to the construction of the Project, including payment of any Debt or service on such Debt that will be due and payable during construction.

1.1.40        “Contract” means any agreement, contract, lease, licence or mineral claim and includes any unilateral instrument such as a mortgage, deed of trust, debenture, note or indenture provided the same creates a legally valid and binding contractual obligation of the grantor thereunder, enforceable by the grantee in accordance with its terms.

1.1.41       “Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

1.1.42       “Debt” means, at any time, with respect to any Person on a Consolidated Basis, without duplication and excluding any interest component thereof (whether actual or imputed) that is not due and payable, but including any interest that has been capitalized (including by way of original issue discount), the aggregate of all the liabilities of that Person at that time that according to IFRS are required to appear in that Person’s financial statements including (except to the extent specified below to be excluded) the following amounts, each calculated in accordance with IFRS:

(a)
all obligations, including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;

(b)	the face amount of all bankers’ acceptances and similar instruments;

(c)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;

(d)
the aggregate amount at which any securities of such Person that are redeemable or retractable at the option of the holder of such securities (except where the holder is such Person) may be redeemed or retracted prior to six months following the then applicable Maturity Date for cash, cash equivalents or other Debt of such Person;

(e)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under Sale-Leasebacks and Purchase Money Obligations;

(f)	the amount of all contingent liabilities in respect of letters of credit, performance bonds, surety bonds and similar instruments;

(g)	accounts payable and accruals that are over 120 days past due (except to the extent being contested in good faith);

(h)	Hedging Exposure of such Person;

(i)
contingent liabilities in respect of product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable; and

(j)
the amount of the contingent liability under any Guarantee of any part or all of an obligation of another Person of the type included in items (a) through (i) above, but excluding, for greater certainty, (i) obligations under the Stream Agreement, and (ii) any obligation that is on account of (A) reserves for deferred income taxes or general contingencies, or (B) trade accounts payable not captured by paragraph (g) above and accrued liabilities (including income taxes payable) incurred in connection with the Project.

1.1.43       “Default” means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default.

1.1.44        “Default Rate” means % per annum.

1.1.45        “Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property in accordance with this Agreement, but does not include the payment of a dividend, and the verb “Dispose” has a correlative meaning.

1.1.46       “EAs” means, collectively, (i) the Brucejack Gold Mine Project Environmental Assessment Report dated July 2015 (as may be updated, supplemented or replaced from time to time) by the Canadian Environmental Assessment Agency, and (ii) the Assessment Report for the Brucejack Gold Mine Project dated March 2015 (as may be updated, supplemented or replaced from time to time) by the British Columbia Environmental Assessment Agency).

1.1.47        “Encumbrance” means, with respect to any Person, any mortgage, debenture, pledge, hypothec, lien, charge, contractual right of set-off (to the extent resulting in a security interest), assignment by way of security, hypothecation or security interest, including a purchase money security interest, in respect of any such Person’s property, or any consignment by way of security or the interest of the lessor under any lease constituting a Capital Lease Obligation or any other security agreement, trust or arrangement having the effect of creating an interest in any property of such Person as security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

1.1.48       “Environmental Laws” means all Applicable Laws relating to (i) the protection of the environment, (ii) preservation or reclamation of natural resources, (iii) human health and safety as it relates to environmental matters, contaminants and hazardous substances, (iv) hazardous substances and contaminants, (v) the assessment of environmental and social impacts or (vi) the rehabilitation, reclamation and closure of lands used in connection with the Business.

1.1.49        “Event of Default” has the meaning ascribed to it in Section 8.1.

1.1.50        “Excluded Taxes” means any Taxes that are recoverable by a Lender or its assignees by way of input tax credit, refund or rebate and any additional Taxes imposed or collected by a jurisdiction by reason of a Lender (or any assignee thereof pursuant to Section 10.5, but with respect only to the interest of such assignee) being incorporated or resident in that jurisdiction, carrying on business in, or having a permanent establishment or a connection in that jurisdiction or participating in a transaction separate from this Agreement in that jurisdiction, in each case determined by application of the laws of that jurisdiction, other than by reason of making Advances under this Agreement or performing its obligations under any Loan Document, receiving payments under any Loan Document, or enforcing rights under this Agreement or any other Loan Document.

1.1.51       “Existing Project Royalty” means the 1.2% net smelter return royalty granted in favour of Franco-Nevada Corporation on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver pursuant to:

(a)	Net Smelter Returns Royalty dated August 31, 2001 between Newhawk Gold Mines Ltd and Black Hawk Mining Inc.;

(b)	Confirmation, Novation and Amending Agreement dated May 13, 2013 between Pretium Exploration Inc., B2Gold Corp. and Franco-Nevada Corporation; and

(c)	Royalty Assignment dated May 13, 2013 between B2Gold Corp. and Franco-Nevada Corporation.

1.1.52        “Facility” means the US$350,000,000 multi-draw senior secured term facility provided by the Lenders hereunder, as may be increased or reduced pursuant to the terms hereof.

1.1.53        “Financial Statements” means the audited consolidated financial statements of the Borrower as at and for the year ended December 31, 2014, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated interim financial statements of the Borrower for the six-month period ending June 30, 2015, which form part of the Public Disclosure Documents.

1.1.54        “First Advance” means the first Advance under the Facility of $150,000,000, in whole and not in part, to be made by the Lenders in favour of the Borrower on the Closing Date.

1.1.55         [OMITTED CERTAIN DEFINITIONS]

1.1.56         [OMITTED CERTAIN DEFINITIONS]

1.1.57         [OMITTED CERTAIN DEFINITIONS]

1.1.58        “Fiscal Quarter” means each calendar quarter ending on March 31, June 30, September 30 and December 31 of each year.

1.1.59        “Fiscal Year” means the period of January 1 to December 31 of each year.

1.1.60        “Funding Shortfall” means, on any date prior to the Completion Date, that all Available Construction Funds are not sufficient to pay all remaining Construction Costs that are accrued and unpaid or expected to be incurred to achieve the Completion Date.

1.1.61        “Future Authorizations” means that term as defined in Section 4.1.17 hereof;

1.1.62        “Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax purposes or withholding Tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction.

1.1.63        “General Security Agreement” means one or more agreements pursuant to which each Obligor grants a security interest to the Administrative Agent in all of its present and after acquired personal property.

1.1.64        “Good Industry Practice” means, in relation to any specified decision or undertaking, the exercise of a degree of diligence, skill, care and prudence which would reasonably be expected to be observed by experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances.

1.1.65        “Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

1.1.66        “Group Members” means, collectively, Borrower and its Subsidiaries, and “Group Member” means any one of them.

1.1.67        “Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any obligation for Debt of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

1.1.68        “Guarantors” means, collectively, all Subsidiaries of the Borrower and any other Person that has an interest in any of the Collateral, and “Guarantor” means any one of them, as the context may require. As of the date hereof, the Guarantors are PEI and 089.

1.1.69       “Hazardous Substances” means (a) any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, oil, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos, (b) any “hazardous substances”, “toxic substances”, “hazardous materials”, “hazardous wastes” or words of similar import under any Environmental Laws, (c) any other chemical, material, gas or substance, the exposure or release of which is or may be prohibited, limited or regulated by any Environmental Laws, and (d) any chemical, material, gas or substance that does or may pose a hazard to health and/or safety of Persons or the environment.

1.1.70        “Hedging Exposure” means in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the net amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Hedging Transactions in effect between them at that time of determination if such transactions were to be terminated as the result of the early termination thereof. If the Hedging Exposure, so determined on a net basis, would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Hedging Exposure”.

1.1.71        “Hedging Transaction” means any transaction which is (a) a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, forward commodity transaction, credit derivative transaction, repurchase or reverse repurchase transaction, securities lending transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or (b) any combination of these transactions.

1.1.72        “IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

1.1.73        “Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(a)
any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the books of such Person in accordance with IFRS; and

(b)
undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to Applicable Law against such Person’s property or assets or which relate to obligations not due or delinquent.

1.1.74        “Initial Equity Financing” means the common share equity financing of the Borrower to be completed prior to or contemporaneously with the First Advance for aggregate gross proceeds of $40,000,000, to be comprised of the issuance of Common Shares pursuant to the Subscription Agreement.

1.1.75        “Intercreditor Agreement” means the intercreditor agreement to be dated as of the Closing Date among the Administrative Agent on behalf of the Lenders, the Purchasers’ Agent on behalf of the Stream Purchasers and the Obligors.

1.1.76        “Interest Rate” means 7.50% per annum.

1.1.77        “Investment” means, with respect to any Person, the making by such Person of: (a) any direct or indirect investment in or purchase or other acquisition of the securities of or an equity interest in any other Person, (b) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (c) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment.

1.1.78       “Key Transaction Agreements” means, collectively, this Agreement, the Offtake Agreement, the Subscription Agreement, the Stream Agreement and the Intercreditor Agreement.

1.1.79        “Lenders” means each lender party hereto from time to time, and their respective permitted successors and assigns.

1.1.80        “Loan” means any extension of credit by the Lenders under this Agreement.

1.1.81       “Loan Documents” means, collectively, this Agreement, the Security Documents, the Intercreditor Agreement and all other agreements, instruments and documents from time to time (both before and after the date of this Agreement) delivered to the Lenders or the Administrative Agent for the benefit of the Lenders in connection with this Agreement or the other Loan Documents, provided that, for clarity, Loan Documents shall not include the Offtake Agreement, the Subscription Agreement, the Stream Agreement, or any instruments, agreements or other documents entered into pursuant thereto or in connection therewith (other than the Intercreditor Agreement).

1.1.82        “Majority Lenders” means, at any time, all of the Lenders, if there are two or fewer Lenders, and otherwise two or more Lenders holding greater than 66 2/3% of the Commitments or, if all Advances available under the Facility have been made or the Commitments have otherwise been terminated or expired, of the Principal Amount of the Loans.

1.1.83        “Material Adverse Effect” means, a material adverse change to or effect on:

(a)	the Business, capitalization, assets, liabilities, operations or condition (financial or otherwise) of the Borrower and the Subsidiaries, taken as a whole;

(b)
the ability of the Group Members, taken as a whole, to develop, construct or operate the Project, or on the economic viability of the Project, taken as a whole, substantially as contemplated by the Mine Plan (as in effect at the time of such material adverse change or effect);

(c)	the ability of the Borrower and the Subsidiaries, taken as a whole, to consummate the transactions contemplated by the Loan Documents or to perform their obligations under the Loan Documents; or

(d)	the rights and remedies of the Administrative Agent and the Lenders under the Loan Documents.

1.1.84        “Material Contracts” means the Contracts listed on Schedule 1.1.84 and any other Contract to which an Obligor is a party (i) involving the potential expenditure or revenue of more than $● in the aggregate or in excess of $● in any Fiscal Year, or (ii) the loss or termination of which could reasonably be expected to result in a Material Adverse Effect.

1.1.85        “Material Orders” means the Orders listed on Schedule 1.1.85 and any other Order which is material to the Project, having regard to the nature and effect of such Order.

1.1.86       “Material Project Authorization” means the Project Authorizations listed on Schedule 1.1.86, and any other Project Authorization the breach, loss or termination of which could reasonably be expected to have a material adverse impact on the development of the Project or the commencement and ongoing operation of commercial production (including commercial production transactions).

1.1.87        “Maturity Date” means December 31, 2018 subject to extension as provided for in Section 2.4.2.

1.1.88        “Mine Plan” means ●.

1.1.89       “Mineral Interest” means any royalty, stream, participation or production interest, or any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals.

1.1.90       “Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from the Project Real Property, and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Project Real Property, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including doré.

1.1.91        “Mineral Tax Act” means the Mineral Tax Act, RSBC 1996, c.291 as in force on the date hereof.

1.1.92        “Mineral Tax Payable” means the mineral tax payable by Pretium in respect of the Project under the Mineral Tax Act as determined in the discretion of British Columbia and includes adjustments for any underpayments or overpayments as determined by British Columbia as a result of an assessment or audit or a decision on any appeal by Pretium of Mineral Tax Payable under the Mineral Tax Act

1.1.93       “Monthly Operations Report” means a written report prepared by or on behalf of the Borrower in relation to the immediately preceding calendar month, which report shall include all material information pertaining to the development or operations of the Project, including the following information for such month:

(a)
a review of material permitting, development or operating activities for the month and a report on any material issues, departures from, or contemplated or potential changes to the Mine Plan, as applicable;

(b)	until the Completion Date:

(i)	a summary of the actual Project Costs incurred on a cumulative and monthly basis (including costs committed to and/or actually funded, and, if applicable, the expected time of funding);

(ii)	variances of actual project costs from projected project costs in the Mine Plan;

(iii)	the percentage completion of the major elements of construction compared to the Mine Plan; and

(iv)	the anticipated Completion Date; and

(c)	details of any material health or safety violations and/or material violations of any Applicable Laws, the EAs or the Anti-Corruption Policy.

1.1.94        “Monthly Production Report” means a written report in relation to a calendar month with respect to the Project that contains, for such month:

(a)	the tonnes and estimated grade of Minerals mined during such month;

(b)	the tonnes and estimated grade of Minerals stockpiled during such month (and the total stockpile at the end of such month);

(c)	the tonnes and grade of Minerals processed during such month and recoveries for gold, silver, and other types of marketable minerals;

(d)	the number of ounces of gold and silver outturned by the refinery during such month;

(e)	the estimated number of ounces of gold and silver contained in Minerals processed as of the end of such month that have not yet been delivered to or outturned by the refinery; and

(f)	the aggregate number of ounces of refined gold and refined silver delivered to the Stream Purchasers under the Stream Agreement up to the end of such month.

1.1.95        “Mortgage” means the mortgage of real property to be granted by 089 in favour of the Administrative Agent in a form to be agreed.

1.1.96        “National Instrument 43-101” National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the companion policy thereto.

1.1.97        “Net Asset Disposition Proceeds” means, in respect of each Permitted Asset Disposition, the aggregate cash proceeds received by an Obligor in respect thereof after deducting therefrom the aggregate of (i) reasonable fees, costs, expenses, commissions and the like (including brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith, (ii) the outstanding principal amount of, premium or penalty, if any, and interest on any Debt (other than Loans) required to be repaid under the terms thereof as a result of such Permitted Asset Disposition, but only to the extent that such Debt is secured by Encumbrances on the assets disposed that are permitted hereunder to rank in priority to the Security, (iii) the amount of all Taxes paid (or reasonably estimated to be payable) and the amount of any reserves established to fund contingent liabilities reasonably estimated to be payable, in each case during the year that such Permitted Asset Disposition occurred or the next succeeding year and that are attributable to such Permitted Asset Disposition (as determined reasonably and in good faith by a financial officer of the Borrower), and (iv) appropriate amounts required to be reserved for reasonable and customary post-closing adjustments in connection with such Permitted Asset Disposition, provided that to the extent such reserve is then reduced, the amount of such reduction shall be deemed to be Net Asset Disposition Proceeds as of the date of such reduction.

1.1.98        “Net Equity Proceeds” means the aggregate cash proceeds of any issuance of equity interests or securities convertible into, or exchangeable for, equity interests, of the Borrower or any other Obligor and received by the Borrower or other Obligor, as applicable, after deducting therefrom reasonable fees, costs, expenses, commissions and the like (including brokerage, legal, accounting and investment banking fees and commissions) incurred and any underwriting discounts given in connection therewith, but excluding (i) proceeds of the Initial Equity Financing, and (ii) in the case of the Subsidiaries of the Borrower, proceeds of any such issuance in favour of the Borrower or another Obligor.

1.1.99        “Net Insurance Proceeds” means the aggregate cash proceeds of insurance received by any Obligor in respect of any loss, damage to or destruction of any tangible Project Property after deducting therefrom (i) all reasonable fees, costs and expenses (including legal and accounting fees) incurred in connection with the collection of such proceeds and (ii) any amounts retained by or paid to parties having superior rights to such proceeds (to the extent such superior rights are permitted hereunder).

1.1.100      “Net Proceeds” means an amount equal to the sum of all Net Asset Disposition Proceeds and Net Equity Proceeds received by an Obligor after the date hereof.

1.1.101      “NYSE” means the New York Stock Exchange.

1.1.102      “Obligors” means, collectively, the Borrower and each Guarantor, and “Obligor” means any one of them.

1.1.103     “Obligations” means, without duplication, all indebtedness, liabilities and other obligations owed by the Obligors to the Administrative Agent and the Lenders hereunder or under any other Loan Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

1.1.104      “OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

1.1.105      “Officer’s Certificate” means a certificate in form satisfactory to the Administrative Agent, acting reasonably, (a) in the case of any such certificate of the Borrower, signed by the Chief Executive Officer or the Chief Financial Officer of the Borrower, and (b) in all other cases, of the applicable Person required to provide such certificate signed by the President or a Vice-President of such Person or by such other of its senior officers, managers or directors as may be acceptable to the Administrative Agent.

1.1.106      “Offtake Agreement” means the offtake agreement dated the date hereof among, inter alios, PEI, Orion Co-Investments II (Stream) Limited and BTO Midas L.P. for the sale of gold to Orion Co-Investments II (Stream) Limited, BTO Midas L.P. and the other purchasers party thereto from time to time.

1.1.107      “Order” means, in respect of any Person, any order, directive, decree, judgment, ruling, award, injunction or direction of any Governmental Body or other decision-making authority of competent jurisdiction which is legally binding upon such Person.

1.1.108      “Other Rights” means all material licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, mineral claims or franchises held by any Obligor and issued by or obtained from or which are required to be issued by or obtained from any Person not a Related Person to any Obligor (other than a Governmental Body) and which are required for the construction, development and operation of the Project substantially in accordance with the Mine Plan as then in effect.

1.1.109      “Permitted Asset Disposition” means, as at any particular time, a sale, transfer or other Disposition of:

(a)	any property or assets by an Obligor to one or more other Obligors;

(b)
tangible personal property, provided that the proceeds of such Disposition are used to acquire like assets of similar quality and value for use in the Project within 90 days of any such disposition, or, in the event that such corresponding acquisition is not made within such 90 day period, provided that the Borrower shall have, within that same 90 day period, provided a plan to the Administrative Agent detailing its planned use of such proceeds to acquire like assets at similar quality and value, which plan shall be effected within 365 days of the applicable disposition, and provided further that (i) the Borrower’s ability to construct and/or operate the Project will not be materially impaired by such disposed assets not being replaced for such 90 or 365 days period, and (ii) the proceeds of such Disposition remain in bank accounts subject to a blocked account agreement in favour of the Administrative Agent until so applied to acquire such assets;

(c)
Minerals from the Project Real Property in accordance with the Stream Agreement and the Offtake Agreement or otherwise in the ordinary course of business and in compliance with the terms of this Agreement;

(d)	other assets of the Obligors the aggregate fair market value of which shall not exceed $● in any Fiscal Year;

(e)	Disposition of all or a portion of the Snowfield Project;

(f)	Disposition of any mining claims that (i) are not subject to the Security Agreement re: Mineral Claims referred to in Section 5.1.5, and (ii) which are not Project Real Property;

(g)	Abandonment Property (as such term is defined in the Stream Agreement) in accordance with the Stream Agreement.

1.1.110      “Permitted Encumbrances” means, in respect of any Collateral, any of the following:

(a)
Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(b)
good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the Business of any Obligor;

(c)	Encumbrances made or incurred in the ordinary course of business to secure

(i)	workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or

(ii)
the discharge of Encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the Business of any Obligor;

(d)
any development or similar agreements concerning real property of such Person  entered into with a Governmental Body or public utility from time to time which do not and will not in the aggregate materially and adversely affect the Security or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect;

(e)	any Inchoate Lien;

(f)
such minor defects as may be revealed by an up to date plan of survey of any property and any registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights or interests in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions provided in each case that that it does not individually or in the aggregate materially impair the usefulness of such property in the operation of the business of such Person;

(g)
security or deposits given to a public utility or any Governmental Body when required by such utility or Governmental Body pursuant to any Project Agreement, or in connection with the operations of such entities and in the ordinary course of their business;

(h)	the Security;

(i)	the Encumbrances securing the obligations under the Stream Agreement and, if and when entered into, the Stream Agreement, provided that such Encumbrances are subject to the Intercreditor Agreement;

(j)
Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of equipment necessary for the development, construction or operation of the Project, provided that such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of any Obligor and any extension, renewal or refinancing thereof, provided that the amount secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Encumbrances are not extended to any additional property; the aggregate of the Debt outstanding at any time referred to in this paragraph (j) shall not exceed $●;

(k)
Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent or which relate to any such obligations that are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business of any Obligor;

(l)
Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s, warehouseman’s, mechanics’, construction, builder’s, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or which relate to obligations that are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business of any Obligor;

(m)
the right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit acquired by an Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Encumbrances do not materially impair the operation of the Business of any Obligor;

(n)
the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body, and such Encumbrances do not materially impair the operation of the Business of any Obligor;

(o)
Encumbrances on concentrates or Minerals or the proceeds of sale of such concentrates or Minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the Borrower’s or any Subsidiary of the Borrower’s respective portion of the fees, costs and expenses attributable to the processing of such concentrates or Minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business of the Borrower or any Subsidiary of the Borrower; or

(p)
applicable zoning, land use, building restrictions and Governmental Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with in all material respects and such restrictions and regulations do not materially impair the use of the applicable Property for the purpose for which it is held (including in accordance with the Mine Plan);

(q)
Encumbrances granted in favour of a public utility or another Governmental Body, including Encumbrances resulting from the deposit or pledge of cash or securities with or to secure indemnification or reimbursement obligations in respect of any letter of credit or guarantee issued to any such utility, Governmental Body or any other Person, in any such case as security for obligations arising in connection with the Project under Environmental Laws or other Applicable Laws, including repair, rehabilitation, reclamation, remediation or similar obligations in respect of the Project Real Property or any portion thereof;

(r)	Encumbrances in favour of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

(s)
Encumbrances relating to fuel or other inventory consumed in the operation of the Business and stored on-site at the Project (regardless of whether such fuel or other inventory is delivered on consignment or subject to other retention of ownership rights or encumbrances);

(t)	Encumbrances disclosed in Schedule 1.1.110(t) but only to the extent such Encumbrances conform to their description in such Schedule;

(u)	Encumbrances consisting of the Existing Project Royalty as it exists on the date hereof;

(v)	Encumbrances securing Permitted Hedging Arrangements to the extent provided for in the hedging plan and policy approved by the Majority Lenders acting reasonably;

(w)	●; and

(x)	other Encumbrances agreed to in writing by the Lenders;

provided, however, that no Encumbrance described above, other than (h), (i), (j), and (w), shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money.

1.1.111       [OMITTED DEFINITION]

1.1.112      “Permitted Hedging Arrangements” means derivative or hedging arrangements, other than in respect of the price of Minerals, entered into following the Commercial Production Date which have been entered into for bona fide business purposes, and not for speculative purposes, and pursuant to a hedging plan and policy approved by the Majority Lenders, acting reasonably.

1.1.113      “Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

1.1.114      “Principal Amount” means the principal amount of all Loans or any particular Loan, as the context requires, outstanding under this Agreement from time to time, including for greater certainty any accrued interest that is capitalized pursuant to Section 2.3.2.

1.1.115      “Process Plant” means the process plant to be completed in connection with the Project substantially as contemplated in the Mine Plan and used to process Minerals.

1.1.116      “Project” means the Brucejack Project consisting of eleven mineral claims totaling 3,199.28 hectares centered at approximately latitude 56°28’20”N by longitude 130°11’31”W, approximately 950 kilometers northwest of Vancouver, B.C.

1.1.117      “Project Agreements” means all Contracts of the Obligors which are required for or otherwise material to (i) the ownership, lease or use of the Project or the Project Property, (ii) the development, construction and mining operations of the Project in accordance with the Mine Plan, (iii) the sale or disposition of Minerals from the Project, including sales, royalty, streaming and off-take agreements and other similar arrangements, and (iv) any option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, in respect of the Project Property, or the Minerals produced or proceeds therefrom, in each case, whether entered into prior to or after the date of this Agreement.

1.1.118      “Project Authorizations” means all Authorizations and Other Rights (including environmental Authorizations) necessary for (i) the development, construction and mining operations of the Project, and (ii) the commencement and ongoing operation of commercial production transactions in relation to the Project.

1.1.119     “Project Costs” means all capital expenditures incurred by the Borrower on a consolidated basis for the purposes of the development, construction and operation of the Project, including escalation, contingencies, initial working capital, taxes, duties, expenditures for plant equipment, spares and other capital goods, inventory, capital expenditures required to maintain the Project at its design capacity (including repairs and replacements funded by insurance proceeds), interest during construction, financing fees and expenses and other development costs, as initially set out in the Construction Budget, and as the same may be amended from time to time and provided to the Lenders.

1.1.120      “Project Property” means all of the property, assets, undertaking and rights of the Obligors in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property, in each case relating to the Project; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Obligors related to any of the foregoing.

1.1.121      “Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, mineral claims and interests, and all surface access rights held by any of the Obligors relating to the Project (which as of the date hereof, are as set forth in Schedule 1.1.121), and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, mineral claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Obligor at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

1.1.122      “Project Schedule” means the project schedule for the construction and operation of the Project set forth at Schedule 1.1.122, as the same may be amended from time to time in accordance with the terms of this Agreement.

1.1.123      “Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Borrower with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on the Borrower’s SEDAR profile.

1.1.124      “Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

1.1.125      “Purchaser’s Agent” means Orion Co-Investments II (Stream) Limited in its capacity as agent for the Stream Purchasers under the Stream Agreement, or any successor agent for the Stream Purchasers appointed in accordance with the Stream Agreement.

1.1.126      “Quarterly Date” means March 31, June 30, September 30 and December 31 in each year.

1.1.127      “Real Property” means the Project Real Property and all other real property interests, mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by any Obligor and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body.

1.1.128      “Records” means all of the present and future books, records and data of every kind or nature, including books of account, purchase and sale agreements, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files, electronically stored data and other data, together with the tapes, disks, diskettes, drives and other data and software storage media of the Obligors and devices, file cabinets or containers in or on which the foregoing are stored (including any rights of the Obligors with respect to the foregoing maintained with or by any other Person).

1.1.129      “Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of any Obligor, includes: (a) any director, officer, employee or Associate of the Borrower or any of its Affiliates, (b) any Person that does not deal at arm’s length with the Borrower or any of its Affiliates, and (c) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Borrower or any of its Affiliates.

1.1.130      “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Substances through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

1.1.131      “Restricted Payment” means, with respect to any Obligor, any payment by such Person to any other Person (other than another Obligor) (a) of any dividends or any other distribution on any shares of its capital or other equity interests (other than dividends or distributing by way of the issuance of shares or other equity interests of such Person), (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or other equity interests or any warrants, options or rights to acquire any such shares, (c) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment, pari passu with or subordinate to the Obligations, or (d) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of such Obligor in that capacity and consists of reimbursement for reasonable and ordinary course expenses related to the Business incurred by such director, officer or employee in accordance with the policies in effect governing such reimbursements.

1.1.132      “Sale-Leaseback” means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

1.1.133      “Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Canadian Governmental Body.

1.1.134      “Sanctioned Person” means, (a) any Person listed in any sanctions-related list of designated Persons maintained by any Canadian Governmental Body, or (b) a Person named on the list of Specially Designated Nationals maintained by OFAC.

1.1.135     “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by OFAC or any Canadian Governmental Body.

1.1.136      “Snowfield Project” means British Columbia Mineral Tenure no. 509216;

1.1.137      “Subsequent Advance” means each subsequent Advance under the Facility following the First Advance, to be made by the Lenders in favour of the Borrower.

1.1.138     “Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the TSX, the NYSE and any other stock exchange on which securities of the Borrower are traded.

1.1.139      “Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in each of the provinces and territories of Canada in which the Borrower is a reporting issuer, the United States and in any other jurisdictions whose Securities Laws are applicable to the Borrower.

1.1.140      “Security” means the Encumbrances granted in favour of the Administrative Agent pursuant to the Security Documents.

1.1.141      “Security Documents” means any Guarantees in favour of the Administrative Agent in respect of the Obligations, the General Security Agreements, the Share Pledge Agreements, the Mortgage, the Security Agreement re Mineral Claims and any other security documents held from time to time by the Administrative Agent securing or intended to secure repayment of the Obligations, including, without limitation, the security described in Section 5.1.

1.1.142      “SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

1.1.143      “Share Pledge Agreements” means one or more agreements pursuant to which each Obligor pledges in favour of the Administrative Agent the equity interests it holds in any other Group Member.

1.1.144      “Stream Agreement” means the purchase and sale agreement dated the date hereof between Orion Co-Investments II (Stream) Limited, BTO Midas L.P., the other purchasers party thereto from time to time and PEI.

1.1.145      “Stream Purchasers” means the purchasers under the Stream Agreement.

1.1.146      “Subordinated Intercompany Debt” means any debts, liabilities or obligations owing by the Borrower or another Obligor to any Group Member, on any account and in any capacity, subordinated in accordance with the provisions of the Subordination and Postponement of Claims.

1.1.147      “Subordination and Postponement of Claims” means a subordination and postponement of claims in favour of the Administrative Agent in respect of Debt of the Borrower or another Obligor owing to any Group Member pursuant to which, among other things, the holder of such Debt agrees that such Debt will be subordinated and postponed to the Obligations and that no interest or principal in respect of such Debt shall be payable while any Obligations remain outstanding, and that no Encumbrances have been or will be taken by such holder for such Debt, and which shall otherwise be in form and substance satisfactory to the Administrative Agent, acting reasonably.

1.1.148      “Subscription Agreement” means collectively the subscription agreements dated the date hereof between the Borrower and each of Orion Co-Investments II (ED) Limited and BTO Midas L.P. pursuant to which the Borrower agrees to issue, and each of Orion Co-Investments II (ED) Limited and BTO Midas L.P. agree to subscribe for, the number of Common Shares set forth therein.

1.1.149      “Subsidiary” means with respect to any Person, any other Person which is Controlled directly or indirectly by that Person, and “Subsidiaries” means all of such other Persons.

1.1.150      “Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any interest, additions to tax or penalties applicable thereto and “Tax” shall have a corresponding meaning.

1.1.151      “Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed with any Governmental Body in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

1.1.152      “Technical Report” means the “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 prepared for the Borrower by Tetra Tech and co-authored by Snowden Mining Industry Consultants Inc., AMC Mining Consultants (Canada) Ltd., ERM Rescan, BGC Engineering Inc., Alpine Solutions Avalanche Services and Valard Construction.

1.1.153      “TSX” means the Toronto Stock Exchange.

1.1.154      “Unfunded Capital Expenditures” means Capital Expenditures not funded by Purchase Money Obligations or Capitalized Lease Obligations.

1.1.155      “Utility Commitment” means, to the extent applicable, water service commitments and agreements, transmission or electrical service commitments and agreements and other utility commitments and agreements including commitments or agreements to construct or provide the infrastructure, rights of way and easements necessary to provide the aforementioned utility services.

1.2                      Certain Rules of Interpretation

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)
the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to a “paragraph”, “Section” or “Article” followed by a number or letter refer to the specified clause, Section or Article of this Agreement;

(c)
the division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(e)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement, and references to a Person in this Agreement means such Person or its successors or permitted assigns;

(g)
references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;

(h)
references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and

(i)
except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

1.3                      Currency.

Any reference in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars. Any amounts to be advanced, paid, prepaid, or repaid shall be made in United States dollars.

1.4                      Time of Essence.

Time shall be of the essence of this Agreement.

1.5                      This Agreement to Govern.

If there is any inconsistency between the terms of this Agreement and the terms of the Security Documents, the provisions hereof shall prevail to the extent of the inconsistency.

1.6                      Interest Act.

For the purposes of the Interest Act (Canada) and disclosure under such statute, whenever interest to be paid under this Agreement or any other Loan Document is to be calculated on the basis of a year of three-hundred sixty (360) days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other period of time, as the case may be.

1.7                      No Subordination.

The use of the term “Permitted Encumbrances” to describe any interests and Encumbrances permitted hereunder shall mean that they are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law), and shall not be interpreted as meaning that such interests and Encumbrances are entitled to priority over the Security.

1.8                      Schedules, etc.

The following are the schedule(s) attached to this Agreement:

Schedule A	—	Lender Commitments

Schedule 1.1.35	—	Form of Compliance Certificate

Schedule 1.1.37	—	Construction Budget

Schedule 1.1.38	Construction Contracts

Schedule 1.1.84	—	Material Contracts

Schedule 1.1.85	—	Material Orders

Schedule 1.1.86	—	Material Project Authorizations

Schedule 1.1.88		●

Schedule 1.1.110(t)	Permitted Encumbrances

Schedule 1.1.121	—	Project Real Property

Schedule 1.1.122	—	Project Schedule

Schedule 4.1.5	—	Corporate Structure

Schedule 4.1.6	—	Chief Executive Offices and Other Locations

Schedule 4.1.19	—	Bank Accounts

Schedule 4.1.23	—	Environmental Compliance

Schedule 4.1.24	[OMITTED SCHEDULE RELATING TO CERTAIN

EXISTING PAYMENT OBLIGATIONS]

Schedule 4.1.28(e)	—	Tax Audits and Proceedings

Schedule 4.1.33	—	Related Party Transactions

Schedule 4.1.35	—	Litigation

ARTICLE 2
TERM FACILITY

2.1                      Establishment of Facility.

The Lenders, in reliance on each of the representations, warranties and covenants set out herein and upon and subject to the provisions of this Agreement, including without limitation the satisfaction of the conditions to the making of Advances hereunder set out in 7.1 and 7.2, hereby agree to make available to the Borrower a non-revolving term facility in a maximum initial principal amount of up to $350,000,000.

2.2                      Availment.

2.2.1           The Facility will be available to the Borrower in multiple Advances, consisting of the First Advance and the Subsequent Advances, following the satisfaction of the respective conditions precedent to the First Advance and the Subsequent Advances, as applicable and as set forth herein, and provided that Subsequent Advances will be available starting 6 months following the Closing Date and ending 18 months following the Closing Date.

2.2.2           Each Subsequent Advance shall be in the minimum amount of $5,000,000 and integral multiples of $1,000,000 and a maximum amount of $50,000,000.

2.2.3            The Borrower shall provide at least 30 days’ prior written notice to the

Administrative Agent of any requested Advance under the Facility, including the amount to be drawn pursuant to such requested Advance and the date of the requested Advance. No advance shall be requested under the Facility within 30 days of another Advance.

2.2.4           Each Advance under the Facility shall be made to the Borrower at an original issue discount of 97%, which original issue discount shall not be a credit against the Interest Rate but shall constitute additional interest paid in advance, which additional interest represents an annual interest rate for the purposes of the Interest Act (Canada) on such Advance equal to 3% divided by the number of days from the date of such Advance to the Maturity Date multiplied by 365.

2.3                      Calculation and Payment of Interest.

2.3.1           Subject to Section 3.2, interest shall accrue on the Principal Amount of the Loans from time to time at a per annum rate equal to the Interest Rate.

2.3.2           Interest on the Principal Amount of the Loans shall accrue from the date of the applicable Advance and on a day to day basis, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days.

2.3.3           Provided that no Event of Default is then continuing, accrued interest shall not be required to be paid in cash until the Maturity Date, but instead on each Quarterly Date accrued interest shall be added to the Principal Amount of the Loans and shall thereafter accrue interest at the Interest Rate.

2.4                     Prepayment and Repayment of Loans.

2.4.1           Except as otherwise set forth herein, the Borrower shall not be required to make principal payments to the Lenders under the Facility until the Maturity Date. On the Maturity Date, the Borrower shall repay in full in cash the full Principal Amount of the Loans and all accrued and unpaid interest.

2.4.2           By written notice to the Lenders not more than 90 and not less than 30 days prior to the initial Maturity Date, the Borrower may at its option extend the Maturity Date for one additional period of 12 months provided that:

2.4.2.1        the Borrower shall have provided an officer’s certificate dated the date of the initial Maturity Date certifying that:

2.4.2.1.1     no Default or Event of Default is then continuing or would result from such extension;

2.4.2.1.2     all of the representations and warranties hereunder are true and correct as of such date as if made on such date, except for such representations and warranties that are specified herein to be true and correct as of a specific date;

2.4.2.1.3     no Material Adverse Effect has occurred since the date of the most recently delivered audited financial statements; and

2.4.2.2        the Borrower shall pay to the Lenders an extension fee in cash on the date that would have been the Maturity Date but for such extension equal to 2.5% of the Principal Amount of the Loans on such initial Maturity Date.

2.4.3           In the event that, in any Fiscal Year, the aggregate amount of Net Asset Disposition Proceeds received by the Obligors in such Fiscal Year is in excess of $10,000,000, then the Borrower shall, within 30 days of such $10,000,000 threshold being reached (and within ten (10) days of any further receipt of Net Asset Disposition Proceeds in such Fiscal Year), apply or cause to be applied an amount equal to 100% of all such Net Asset Disposition Proceeds in excess of $10,000,000, to repay all or a portion of the Principal Amount of the Loans, plus accrued and unpaid interest thereon. For greater certainty, this Section 2.4.3 is a continuing obligation for each Fiscal Year. Notwithstanding the foregoing, any Net Asset Disposition Proceeds that the Obligors intend to use within 90 days of receipt to invest in the Project and which are in fact used within such 90 days, or which within that same 90 day period, are committed pursuant to a plan provided to the Administrative Agent detailing the planned use of such proceeds to invest in the Project, which plan shall be effected within 365 days of the receipt of such proceeds, shall not be included in the calculation of such threshold.

2.4.4           In the event that, in any Fiscal Year, the aggregate amount of Net Equity Proceeds received by the Obligors in such Fiscal Year is in excess of $●, then the Borrower shall, within 30 days of such $● threshold being reached (and within ten (10) days of any further receipt of Net Equity Proceeds in such Fiscal Year), apply or cause to be applied an amount equal to 100% of all such Net Equity Proceeds in excess of $●, to repay all or a portion of the Principal Amount of the Loans, plus accrued and unpaid interest thereon. For greater certainty, this Section 2.4.4 is a continuing obligation for each Fiscal Year. Notwithstanding the foregoing, any Net Equity Proceeds that the Obligors intend to use within 90 days of receipt to invest in the Project and which are in fact used within such 90 days, or which within that same 90 day period, are committed pursuant to a plan provided to the Administrative Agent detailing the planned use of such proceeds to invest in the Project, which plan shall be effected within 365 days of the receipt of such proceeds, shall not be included in the calculation of such threshold. Notwithstanding the foregoing, in the event that Net Equity Proceeds received in the Fiscal Year ending December 31, 2018 are equal to or in excess of $150,000,000 then the Borrower may use $150,000,000 of such Net Equity Proceeds to exercise the 2018 Stream Option (as defined in the Stream Agreement) (and for greater certainty the excess of such Net Equity Proceeds above such $150,000,000 shall continue to be subject to the above provisions of this Section 2.4.4).

2.4.5           In the event that any Net Insurance Proceeds in a Fiscal Year have not been applied to repair and replace property as set forth in Section 3.12, such Net Insurance Proceeds (or the portion thereof allocable to the Facility pursuant to the Intercreditor Agreement) will within, the time period specified therein, be applied to repay all or a portion of the Principal Amount of the Loans, plus accrued and unpaid interest thereon. For greater certainty, this Section 2.4.5 is a continuing obligation for each Fiscal Year.

2.4.6           The Borrower may at its option voluntarily prepay the Principal Amount of the Loans, in whole or in part, at any time provided that:

(a)	such prepayment is in the minimum amount of $1,000,000 and integral multiples of $100,000 thereafter;

(b)
any such prepayment shall only be made on a Business Day and shall only be effected on at least ten (10) days’ notice in writing to the Administrative Agent, which notice, once given, shall be irrevocable and binding upon the Borrower; and

(c)
in respect of any such prepayment made prior to the second anniversary of the Closing Date, the Borrower shall pay to the Lenders a make-whole payment equal to 2.5% of the Principal Amount being prepaid.

ARTICLE 3
OTHER PROVISIONS RELATING TO THE FACILITY

3.1                      Several Obligations.

Each Lender is severally liable for its Commitment and the Lenders are not jointly liable or jointly and severally liable.

3.2                      Default Interest.

The Borrower shall pay to the Lenders interest on:

3.2.1           any amount not paid within three days of the due date therefor hereunder both before and after demand, default and judgment; and

3.2.2           at the option of the Administrative Agent exercisable (by delivery of written notice to the Borrower) upon the occurrence and during the continuance of an Event of Default, the Principal Amount of the Loans, at a rate per annum equal to (subject to and only to the extent permitted by Applicable Law) the Default Rate, calculated on a daily basis on the actual number of days elapsed in a 360 day year, computed from the date the amount becomes due for so long as the amount remains overdue.

Such interest shall be payable upon demand made by the Lenders and shall be compounded on each Quarterly Date.

3.3                     Application of Payments.

Any amounts prepaid or repaid pursuant to Section 2.4 shall not be reborrowed, and the Lenders’ Commitments in respect thereof shall be cancelled. All amounts prepaid or repaid shall be applied (i) first, in reduction of the accrued and unpaid interest and all other amounts then outstanding, and (ii) second, in reduction of the Principal Amount of the Loans.

3.4                     Payments Generally.

All payments made pursuant to this Agreement (in respect of principal, interest or otherwise) shall be made by the Borrower to the Lenders by way of deposit by or on behalf of the Borrower to the account specified therefor by the Lenders to the Borrower from time to time no later than 1:00 p.m. (New York City time) on the due date thereof. Any payments received after such time shall be considered for all purposes as having been made on the next following Business Day unless the applicable Lender otherwise agrees in writing. All payments hereunder shall be made to the Lenders pro rata according to their Applicable Percentage.

3.5                     Payments - No Deduction.

All payments made in respect of this Agreement (in respect of principal, interest or otherwise) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any Taxes, other than Excluded Taxes, provided that if the payor shall be required by law to deduct or withhold any Taxes, other than Excluded Taxes, from or in respect of any payment or sum payable to a Lender, the payment or sum payable shall be increased as may be necessary (“Additional Amounts”) so that after making all required deductions or withholdings, such Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made and the payor shall pay the full amount deducted to the relevant taxation or other authority in accordance with Applicable Law.

If a Lender becomes liable for any Tax, other than Excluded Taxes, imposed on any payments under this Agreement the payor shall indemnify such Lender for such Tax, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), such Lender shall receive the full amount of Taxes for which it is liable and are due and payable, and, if requested by the Borrower, such Lender will use reasonable efforts to dispute the imposition or assertion of such Taxes by the relevant Governmental Body, all at the Borrower’s expense. A certificate as to the amount of such payment or liability delivered to the Borrower by such Lender shall be conclusive absent manifest error.

If a Lender determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by the payor or with respect to which the payor has paid Additional Amounts pursuant to this Section 3.5 or that, because of the payment of such Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the payor an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or Additional Amounts paid, by the payor under this Section 3.5 with respect to the Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Body with respect to such refund). The payor, upon the request of a Lender, agrees to repay the amount paid over to the payor (plus any penalties, interest or other charges imposed by the relevant Governmental Body) to such Lender if such Lender is required to repay such refund or reduction to such Governmental Body. If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made hereunder, the applicable Lender shall use its commercially reasonable efforts to cooperate with the Borrower in challenging such Taxes at the Borrower’s cost and expense if so requested by the Borrower; provided that such Lender does not reasonably determine that such challenge could be prejudicial to it. This paragraph shall not be construed to require a Lender to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

Any Foreign Lender that is entitled (without material cost or material administrative burden to such Lender) to an exemption from or reduction of withholding Tax with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements.

Notwithstanding anything herein to the contrary, the Borrower shall not be required pursuant to this Section 3.5 to pay and Additional Amounts to, or to indemnify, any Lender that is an assignee of all or any interest in this Agreement except to the extent that the assignor to such Lender would have been entitled to receive Additional Amounts or indemnity payments from the Borrower pursuant to this Section 3.5 (and provided that nothing in this paragraph shall be construed as relieving the Borrower from any obligation to make such payments or indemnification to any assignor).

3.6                     Obligations of Lenders to Mitigate.

3.6.1          If any Lender requests compensation under Section 3.5, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.5, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the judgment of such Lender, acting reasonably, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.5 in the future and (ii) would not subject such Lender to any unreimbursed cost, expense or administrative burden and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

3.6.2           If any Lender requires the Borrower to pay any additional amount to such Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.5 and such Lender has not, after request by the Borrower, designated a different lending office for funding or booking its Borrowings hereunder or assigned its rights and obligations hereunder to another of its offices, branches or Affiliates, the Borrower may, at its sole expense and effort, upon ten (10) days’ notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.5), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee designated by the Borrower that shall assume such obligations (which assignee designated by the Borrower may be another Lender, if a Lender accepts such assignment), provided that:

(a)
the assigning Lender receives payment of an amount equal to the Principal Amount of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents;

(b)	such assignment will result in a reduction in payments required to be made pursuant to Section 3.5 thereafter;

(c)	such assignment does not conflict with Applicable Law; and

(d)
a Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

3.7                     Illegality.

If any Applicable Law comes into force after the Closing Date, or if any change in any existing Applicable Law or in the interpretation or application thereof by any court or Governmental Body now or hereafter makes it unlawful for a Lender to have advanced or acquired an interest in the Loan or to give effect to its obligations in respect thereof, such Lender may, by written notice thereof to the Borrower, declare its obligations under this Agreement to be terminated, and the Borrower shall prepay, within the time required by such law, the Principal Amount of the Loans together with accrued interest thereon and any other amounts owing under this Agreement as may be applicable to the date of such payment. If any such event shall, in the opinion of such Lender, only affect part of its obligations under this Agreement, the remainder of this Agreement shall be unaffected and the obligations of the Borrower under the Loan Documents shall continue. For clarity, no amount shall be payable by the Borrower pursuant to Section 2.4.6(c) hereof in connection with any payment required to be made by the Borrower pursuant to this Section. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

3.8                     Change in Circumstances.

If the introduction of or any change in any Applicable Law relating to a Lender or any change in the interpretation or application thereof by any Governmental Body or compliance by a Lender with any request or direction of any Governmental Body:

3.8.1           subjects such Lender or causes the withdrawal or termination of a previously granted exemption with respect to any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of amounts owing to such Lender (other than Excluded Taxes);

3.8.2           imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, such Lender;

3.8.3           imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of such Lender’s obligations hereunder; or

3.8.4           imposes on such Lender any other condition or requirement with respect to this Agreement (other than Excluded Taxes); and such occurrence has the effect of:

3.8.5           increasing the cost to such Lender of agreeing to make or making, maintaining or funding the Facility, any Advance, any Loan or any portion thereof;

3.8.6           reducing the amount of the Obligations owing to such Lender;

3.8.7          directly or indirectly reducing the effective return to such Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of income tax being imposed on such Lender’s overall income); or

3.8.8           causing such Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by such Lender hereunder;

then such Lender shall also provide a notice to the Borrower with sufficient particulars (including, for greater certainty, the details of calculations relevant thereto), the facts relevant to the application of this Section 3.8, and, absent manifest error in such notice, the Borrower shall promptly upon demand by such Lender pay or cause to be paid to such Lender such additional amounts as shall be sufficient to fully indemnify such Lender for such additional cost, reduction, payment, foregone interest or other return provided that the Borrower shall not be required to pay such additional amounts unless such additional amounts are being demanded by such Lender as a general practice from its borrowers similarly obligated. Such Lender shall provide to the Borrower a certificate in respect of the foregoing which incorporates reasonable supporting evidence thereof and any such certificate will be prima facie evidence thereof except for manifest error.

For purposes of the foregoing, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “change in Applicable Law” regardless of the date enacted, adopted, applied or issued.

3.9                     Payment of Costs and Expenses.

The Borrower shall pay to the Administrative Agent and the Lenders on demand all reasonable and documented costs and expenses of the Administrative Agent and the Lenders and their respective agents and counsel, and any receiver or receiver-manager appointed by them or by a court (including, without limitation, all reasonable fees, expenses and disbursements of legal counsel) in connection with this Agreement and the other Loan Documents, including, without limitation:

3.9.1          the preparation, negotiation, and completion of the Loan Documents or any actual or proposed amendment or modification thereof or any waiver thereunder and all instruments supplemental or ancillary thereto;

3.9.2          reasonable fees and expenses of the Lenders incurred as part of the Lenders’ due diligence;

3.9.3          the reasonable and documented fees and expenses of the Lenders’ mining and other technical consultants, including any such fees and expenses incurred as part of the Lenders’ due diligence;

3.9.4          the registration, maintenance and/or discharge of any of the Security in any public record office;

3.9.5          obtaining advice as to the Administrative Agent’s or the Lenders’ rights and responsibilities under this Agreement or the other Loan Documents; and

3.9.6          the defence, establishment, protection or enforcement of any of the rights or remedies of the Lenders under this Agreement or any of the other Loan Documents including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Security Documents or any enforcement of the Security provided that in respect of fees and expenses of legal counsel to the Administrative Agent and the Lenders the Borrower shall only be required to pay (i) the reasonable fees and expenses of counsel to each of the initial Lenders and the Administrative Agent hereunder up to the date of the initial Advance hereunder, (ii) the reasonable fees and expenses of counsel to each of the initial Lenders and the Administrative Agent hereunder following the date of the initial Advance hereunder solely in respect of any post-closing items that are required as a result of a waiver by the Lenders of any condition precedent to such first Advance, (iii) other than as set forth in (ii) above, following the date of the first Advance, the reasonable fees and expenses of one set of counsel for the Administrative Agent and the Lenders in aggregate in each applicable jurisdiction, except to the extent that a material dispute or conflicting interest arises between any of the Lenders in which case each such Lender shall be entitled to its own counsel.

3.10                   Indemnities.

3.10.1        The Borrower shall indemnify and save harmless the Administrative Agent and the Lenders from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including, subject to Section 3.9 as applicable, the reasonable and documented fees, expenses and disbursements of one outside legal counsel, per applicable jurisdiction to the Lenders and, in the case of an actual or perceived conflict of interest where the party to be indemnified affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected party), which may be incurred by the Administrative Agent or the Lenders as a consequence of or in respect of (a) default by the Borrower in the payment when due of any Obligation or any other Default or Event of Default hereunder which is continuing, (b) the entering into by the Administrative Agent and the Lenders of this Agreement and any amendment, waiver or consent relating hereto, and the performance by the Administrative Agent and the Lenders of their obligations under this Agreement (which for greater certainty will not include any grossly negligent act or wilful misconduct on the part of the Administrative Agent or any Lender or any changes in the value of the Loans as a result of market interest rate fluctuations and credit rate spread), (c) the application by the Borrower of the proceeds of the Facility, or (d) the Project. A certificate of an officer of the Administrative Agent or the applicable Lender as to any such claim, demand, liability, damage, loss, cost, charge or expense and containing reasonable details of the calculation shall be, absent manifest error, prima facie evidence of the amount of such claim, demand, liability, damage, loss, cost, charge or expense.

3.10.2        The Borrower shall indemnify and save harmless the Administrative Agent and each Lender and their Affiliates, agents, officers, directors and employees (each an “Indemnified Party”) from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including without limitation any investigatory, remedial, clean-up, compliance or preventative costs, charges and expenses) (collectively, “Claims”) which may be asserted against or incurred by such Indemnified Party under or on account of any applicable Environmental Law (including the assertion of any Encumbrance thereunder), whether upon realization of the Security, or as a lender to the Borrower, or as successor to or assignee of any right or interest of any Obligor or as a result of any order, investigation or action by any Governmental Body relating to any one of their business or property, including without limitation any Claims arising from:

(a)
the Release of a Hazardous Substance, the threat of the Release of any Hazardous Substance, or the presence of any Hazardous Substance affecting the real or personal property of any Group Member, whether or not the Hazardous Substance originates or emanates from such Group Member’s property or any other real property or personal property located thereon;

(b)	the Release of a Hazardous Substance owned by, or under the charge, management or control of any Group Member or any predecessors or assignors thereof;

(c)
any costs of removal or remedial action incurred by any Governmental Body or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources in relation to the real property or personal property of any Group Member or any contiguous real property or personal property located thereon, including reasonable and documented costs of assessing such injury, destruction or loss incurred pursuant to Environmental Law;

(d)
liability for personal injury or property damage arising by reason of any civil law offences or quasi-criminal offences or under any statutory or common tort law theory and any and all other third party Claims of any and every nature whatsoever, including, without limitation, damages assessed for the maintenance of a public or private nuisance or for the carrying on of a dangerous activity at, near, or with respect to the real or personal property of any Group Member; and/or

(e)	any other matter relating to the environment and Environmental Law affecting the property or the operations and activities of any Group Member within the jurisdiction of any Governmental Body;

except for any such Claims that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct.

3.11                   Maximum Rate of Interest.

Notwithstanding anything herein or in any of the other Loan Documents to the contrary:

3.11.1        in the event that any provision of this Agreement or any other Loan Document would oblige the Borrower to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

(a)	by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law;

(b)	by reducing the amount or rate of interest exigible under Sections2.2.4, 2.3 and 3.2; and

(c)
any amount or rate of interest referred to in this Section 3.11 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination, absent manifest error.

3.12                   Net Insurance Proceeds.

To the extent any Obligor receives Net Insurance Proceeds, (i) if the aggregate amount of such Net Insurance Proceeds received by the Obligors in any Fiscal Year is not greater than $●, the Obligors may retain the entire amount of such proceeds, (ii) if the aggregate amount of such Net Insurance Proceeds received by the Obligors in any Fiscal Year is in excess of $● but less than $●, the Obligors shall use the amount of such proceeds as are in excess of $● either (a) to repair, reconstruct and/or replace the property that was the subject of the loss giving rise to such Net Insurance Proceeds, or (b) to the extent not so used to repair, reconstruct and/or replace such property within 365 days of receipt thereof, to make a repayment to the Lenders pursuant to Section 2.4.5, and (iii) if the aggregate amount of such Net Insurance Proceeds received by the Obligors in any Fiscal Year are in excess of $●, such proceeds shall be paid over to the Administrative Agent to hold, then (A) (I) if the Borrower shall have provided the Lenders with a repair and reconstruction plan and budget which shall demonstrate to the satisfaction of the Majority Lenders, acting reasonably, that the restoration of the Project in accordance with such plan is technically and economically feasible prior to the Maturity Date, (II) the Majority Lenders have consented to such repair and/or reconstruction, such consent not to be unreasonably withheld or delayed, and (III) the Administrative Agent, acting reasonably, is reasonably satisfied that a sufficient amount of funds is or will be available to the Borrower to complete the required repair and/or reconstruction and after the completion thereof, the Project will be able to continue to service the Loans and pay all other amounts due to the Administrative Agent and the Lenders as and when due, such Net Insurance Proceeds shall be made available by the Administrative Agent to the Borrower to pay and satisfy costs incurred by the Borrower in connection with the repair and/or reconstruction and restoration of the Project, or (b) if the foregoing conditions set out in clause (a) are not satisfied, or the Borrower elects not to so repair and/or reconstruct and restore the Project, then the Net Proceeds shall be used to make a repayment to the Lenders as provided for in Section 2.4.5.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                      Representations and Warranties of the Borrower and the Borrower.

The Borrower and, where applicable, each Guarantor represents and warrants to the Administrative Agent and the Lenders at the date hereof, and as of the date of each Advance and each Compliance Certificate hereunder, as follows:

4.1.1          Organization and Powers. Each Obligor: (i) has been duly incorporated or formed and is validly existing under the laws of its incorporation or formation, as applicable; (ii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (iii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Loan Documents to which it is or will become a party, and to perform its obligations thereunder; and (iv) is qualified, licensed or registered to do business in all material respects in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary. No proceeding has been instituted or, to the Borrower’s Knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. Each Obligor is up-to-date in all material respects in all of its corporate filings and is (if applicable) in good standing in all material respects under Applicable Laws.

4.1.2          Authorization; No Conflict. The execution and delivery by each Obligor of the Loan Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (ii) conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract; (iii) violate any Applicable Law; or (iv) other than as contemplated by the Loan Documents, result in, or require, the creation or imposition of any Encumbrance on any property or assets of an Obligor.

4.1.3         Execution; Binding Obligation. Each Loan Document to which an Obligor is or will become a party: (i) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by the applicable Obligor; and (ii) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

4.1.4          Consents. No Obligor is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Loan Document or the consummation of the transactions contemplated herein and therein other than (i) those that have already been obtained and copies of which have been provided to the Administrative Agent, including the TSX’s acceptance of the transactions contemplated herein that require TSX approval, and (ii) the filings required to be made prior to or following the Closing Date under the rules of the TSX.

4.1.5          Subsidiaries; Other Ventures. Schedule 4.1.5 sets forth the true and complete list of all Subsidiaries of the Borrower, including the type and number of issued and outstanding shares or other equity interests of each such Subsidiary and the Person in whose name such shares or equity interests are registered. No Person (other than the Borrower or another Obligor) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares or other equity interests of any Subsidiary of the Borrower. No Obligor is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person. No Person has a direct or indirect ownership interest in any Subsidiary of the Borrower, the Project or the Project Real Property, other than the Obligors.

4.1.6          Chief Executive Office and Other Locations. The principal place of business and chief executive office of each Obligor as of the date hereof is set out in Schedule 4.1.6. The minute books and material corporate records of each Obligor are located at the address set out in Schedule 4.1.6, and the only other offices and/or locations (other than the Project Real Property) where it keeps any tangible Collateral (except for inventory which is in transit) having an aggregate fair market value in excess of $1,000,000 or conducts any of its business as of the date hereof are set forth in Schedule 4.1.6.

4.1.7          Residence for Tax Purposes. The Borrower and each Guarantor is a resident of Canada (and no other jurisdiction) for tax purposes.

4.1.8          Solvency. No Obligor is insolvent and no Obligor would, as a consequence of obtaining the Facility and incurring the Obligations hereunder, reasonably be expected to become insolvent, within the meaning of Applicable Law.

4.1.9          No Defaults; Material Contracts. No event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give an Obligor or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract, Material Project Authorization or Material Order to which it is a party or by which it or its properties and assets may be bound, and, to the Borrower’s Knowledge, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof. Without limiting the generality of the foregoing:

(i)	all Material Contracts as of the date hereof are set out in Schedule 1.1.84, and true and complete copies thereof have been made available to the Administrative Agent;

(ii)
there are no material uncured breaches or defaults by any Obligor or, to the Borrower’s Knowledge, by any counterparty thereto, under any Material Contract. All of the Material Contracts set out in Schedule 1.1.84 have been entered into and are in full force and effect, unamended as of the date hereof (except pursuant to amendments identified in Schedule 1.1.84);

(iii)
to the Borrower’s Knowledge, neither any Obligor nor any counterparty thereto has grounds for rescission, avoidance or repudiation of any Material Contract and no Obligor has received notice from any counterparty to any Material Contract of any intention on the part of such counterparty to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.

4.1.10         Construction Contracts. The Construction Contracts are all of the material contracts related to the construction of the Project that have been entered into as of the date of the making or deemed repetition of this representation and warranty.

4.1.11         Title to Real Property. Schedule 1.1.121 sets out a complete and accurate list of the Project Real Property. PEI and 089, subject to Permitted Encumbrances:

(i)	have valid and subsisting leasehold title to all leases of real property included within the Project Real Property; and

(ii)
are the recorded holder of all of the legal right, title and interest in the mineral claims and mining leases included in the Project Real Property and PEI owns the entire beneficial interest in and to all of the mineral claims and mining leases included in the Project Real Property;

The Project Real Property is free and clear of all Encumbrances other than Permitted Encumbrances. Except as disclosed in Schedule 1.1.121 as of the date hereof, no Obligor holds any freehold, leasehold or other real property interests or rights (including licenses from landholders permitting the use of land, leases, rights of way, occupancy rights, surface rights and easements), which are required in connection with the development, construction and operation of the Project in accordance with the Mine Plan.

4.1.12        Other Collateral. The Obligors have good and valid title to, or leasehold interest in, all other Collateral that is not Project Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

4.1.13         Project Property. Without limiting the generality of Section 4.1.11 and Section 5.1.9:

(i)
all of the Project Property is owned by the Obligors, and, other than pursuant to any Permitted Encumbrances, no Person other than the Obligors has any right, title or interest in or to the Project Property;

(ii)
the Project Real Property constitutes all real property interests, mineral claims, mineral leases and surface rights as are necessary for the development, construction and mining operations of the Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Mine Plan;

(iii)
other than pursuant to the Existing Project Royalty, ●, the Offtake Agreement and the Stream Agreement, any Permitted Encumbrance and Taxes payable to any Governmental Body, none of the Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty; and

(iv)
other than pursuant to the Existing Project Royalty, the Offtake Agreement, the Stream Agreement, Permitted Encumbrances, ● and Applicable Laws, there are no restrictions on the ability of the Obligors to exploit the Project Real Property.

4.1.14        Maintenance of Project Property. All mineral claim maintenance fees, recording fees, Taxes and other amounts required to be paid, all other actions required to be taken and all other obligations required to be satisfied in order to maintain the Project Property in good standing as necessary to permit the development, construction and operation of the Project substantially in accordance with the Mine Plan, have been paid, taken and satisfied in all material respects.

4.1.15        No Expropriation. Neither the Collateral, nor any material part thereof, has been taken or expropriated by any Governmental Body nor has any notice been given or proceeding commenced by a Governmental Body in respect thereof nor, to the Borrower’s Knowledge, is there any intent or proposal to give any such notice or commence any such proceeding.

4.1.16        Insurance. The Collateral and the businesses and operations of the Obligors are insured with reputable insurance companies (not Affiliates of the Borrower) in such amounts, with such deductibles and covering such risks as is consistent with insurance carried by reasonably prudent participants in similar businesses in similar locations, and such coverage is in full force and effect, and no Obligor has breached the terms and conditions of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder. There are no material claims by any Obligor under any such policy as to which any insurer is denying liability or defending under a reservation of rights clause. To the Borrower’s Knowledge, each of the Obligors will be able to (i) renew existing insurance coverage as and when such policies expire or (ii) obtain comparable insurance coverage from similar institutions as may be necessary or appropriate to conduct its business and at a commercially reasonable cost.

4.1.17        Material Project Authorizations. The Obligors have obtained or been issued all Material Project Authorizations required to the date hereof. Without limiting the foregoing, the Obligors have obtained or been issued all Project Authorizations other than such Authorizations and Other Rights (A) that, on the date this representation and warranty is made or deemed made, are not necessary for the conduct of development activities for the Project as such activities are currently being conducted, but that are expected to be obtained, in the ordinary course of business, by the time they are necessary for the conduct of development activities for the Project and the eventual commencement and ongoing commercial production from the Project, as applicable, (collectively, “Future Authorizations”) or (B) the failure of which to be obtained would not reasonably be expected to adversely affect in any material respect the ability of the Obligors to develop and construct the Project or to realize the commencement and ongoing operation of commercial production (including commercial production transactions) therefrom substantially in accordance with the Mine Plan. Without limiting the foregoing:

(i)
all Material Project Authorizations which have been obtained or issued as of the date hereof are set out in Schedule 1.1.86, true and complete copies thereof have been made available to the Administrative Agent, and no Obligor is in any material respect in breach or default of the terms and conditions thereof; all of such Material Project Authorizations are in good standing in all material respects, and no proceeding is pending or, to the Borrower’s Knowledge, threatened in writing to revoke or limit in any material respect any such Material Project Authorization; and

(ii)
to the Borrower’s Knowledge, there are no facts or circumstances that would reasonably be expected to prevent the issuance, renewal or obtaining of any Material Project Authorizations (whether obtained or issued or to be obtained or issued), subject to the discretion of Governmental Bodies with respect to the issuance of Future Authorizations.

4.1.18       Construction Budget. The expenses identified in the Construction Budget and Project Schedule represent the Borrower’s best estimate (based on assumptions reasonably made the time such estimate was prepared) of projected expenses and schedule for the period covered thereby.

4.1.19        Bank Accounts. The Borrower has no bank accounts other than as set out in Schedule 4.1.19.

4.1.20        Applicable Laws; Conduct of Operations. the Borrower and its Subsidiaries, including in the conduct of operations at the Project, are and have been in compliance in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, all exploration, development and mining operations in respect of the Real Property have been conducted in accordance with Good Industry Practice and all material workers’ compensation and health and safety regulations have been complied with. There are no pending or, to the Borrower’s Knowledge, proposed changes to Applicable Laws that would render illegal or materially restrict the development and construction of the Project or the conduct of operations at the Project, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

4.1.21        AML Legislation. Without limiting the generality of Section 4.1.20, the Obligors are in compliance with, and have not been charged under, AML Legislation.

4.1.22        Anti-Corruption and Sanctions. Without limiting the generality of Section 4.1.20, the Group Members and, to the Borrower’s Knowledge, their respective directors, officers and employees, are in compliance with and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any Group Member being designated as a Sanctioned Person or Sanctioned Entity. None of the Group Members or, to the Borrower’s Knowledge, any of their respective directors, officers or employees, (i) has, in violation of Applicable Law, used, or authorized the use of, any funds of any Obligor for any contribution, gift, entertainment or other expenses relating to political activity, (ii) has, in violation of Applicable Law, made or authorized the making of any direct or indirect bribe, rebate, payoff, influence payment, kickback or other payment to any domestic or foreign government official or employee, or (iii) is a Sanctioned Person or a Sanctioned Entity. No Advance, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions.

4.1.23         Environmental Compliance. Without limiting the generality of Section 4.1.20:

(i)
except as disclosed in Schedule 4.1.23, the Obligors, including without limitation the conduct of operations at the Project, have been and are in compliance in all material respects with all Environmental Laws;

(ii)
the Obligors have obtained all Material Project Authorizations required under Environmental Laws, other than Future Authorizations, which are necessary to construct, develop and operate the Project substantially in accordance with the Mine Plan;

(iii)
except as disclosed in Schedule 4.1.23, the Obligors have not used or permitted to be used, except in compliance in all material respects with all Environmental Laws, any of the Real Property to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance;

(iv)
to the Borrower’s Knowledge, there is no presence of any Hazardous Substance on, in or under any of the Project Real Property and no Hazardous Substances will be generated from the Borrower’s or any other Obligor’s use of such Project Real Property (including without limitation as a result of the conduct of operations at the Project), except for any such presence or generation as will in all material respects be in compliance with all Environmental Laws;

(v)	none of the Obligors, nor any of the Real Property, is subject to any pending or, to the Borrower’s Knowledge, threatened material:

(A)
claim, notice, complaint, allegation, investigation, application, order, requirement or directive that relates to matters covered by Environmental Law, and which may require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and, to the Borrower’s Knowledge, there is no basis for such a claim, notice, complaint, allegation, investigation, application, order, requirement or directive); or

(B)
allegation, demand, direction, Order, notice or prosecution with respect to any matter covered by Environmental Law applicable thereto including any laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Real Property and no Obligor has settled any allegation of non-compliance with Environmental Laws prior to prosecution;

(vi)
the Borrower has made available to the Administrative Agent a true and complete copy of each material environmental audit, assessment, study or test of which it is aware relating to the Real Property, including any environmental and social impact assessment study reports; and

(vii)	there are no material environmental liabilities in respect of the operations at the Project other than those identified in the Material Project Authorizations; and

(viii)
as of the date hereof, there are no pending or, to the Borrower’s Knowledge, proposed (in writing) changes to Environmental Laws or environmental Authorizations referred to in paragraph (ii) above that would render illegal or materially restrict the conduct of operations at the Project, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

4.1.24           ●

4.1.25         Employee and Labour Matters. The Obligors are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any labour disruption or conflict involving any Obligor or directly affecting the Project. None of the Obligors are a party to a collective bargaining agreement.

4.1.26         Security. The Borrower and its Subsidiaries have implemented security practices and procedures at the Project consistent with Good Industry Practice.

4.1.27         Employee Benefit Plans. No Obligor is party to or liable for a defined benefit plan. No Employee Benefit Plan has any unfunded liabilities, determined in accordance with IFRS, that have not been fully accrued on the Financial Statement or that will not be fully offset by insurance. All Employee Benefit Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this Section 4.1.27, “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by any Obligor or any of its Affiliates or with respect to which any Obligor or any of its Affiliates has any liability or obligation.

4.1.28         Taxes.

(a)	Except for any such Taxes, assessments and reassessments which a Group Member is contesting in good faith and in respect of which adequate reserves have been established in accordance with IFRS:

(i)
all Taxes due and payable by the Group Members (whether or not shown due on any Tax Returns and whether or not assessed (or reassessed) by the appropriate Governmental Body) have been timely paid when due; and

(ii)	all assessments and reassessments received by any Group Member in respect of Taxes have been paid when due.

(b)
All Tax Returns required by Applicable Law to be filed by or with respect to any Group Member have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading in any material respect.

(c)
Adequate provision has been made by the Borrower in the Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent financial statements contained in the Public Disclosure Documents.

(d)
Since the date of the most recent financial statements contained in the Public Disclosure Documents, no Group Member has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(e)
Except as disclosed in Schedule 4.1.28(e), no audit or other proceeding by any Governmental Body is pending or, to the Borrower’s Knowledge, threatened (in writing) with respect to any Taxes due from or with respect any Group Member, and no Governmental Body has given written notice of any intention to assert any material deficiency or material claim for additional Taxes against any Group Member. There are no matters under audit or appeal or in dispute with any Governmental Body relating to Taxes.

(f)
No Governmental Body of a jurisdiction in which a Group Member does not file Tax Returns has made any written claim that any Group Member is or may be subject to taxation by such jurisdiction. To the Borrower’s Knowledge, there is no basis for a claim that any Group Member is subject to Tax in a jurisdiction in which such Group Member does not file Tax Returns.

(g)
There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any Group Member for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. Other than the requirement to renounce “Canadian exploration expenses”, no Group Member is bound by any tax sharing, allocation or indemnification or similar agreement.

(h)
The Group Members have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body.

4.1.29      Intellectual Property. Each of the Obligors owns, licenses or otherwise has the right to use all material licenses, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Obligors’ ability to develop, construct or operate the Project and carry on the Business). No claim or litigation regarding any of the foregoing is pending or, to the Borrower’s or the Borrower’s Knowledge, threatened.

4.1.30      Books and Records. The minute books and corporate records of each Obligor are up to date in all material respects and contain all minutes of all meetings and all resolutions of the shareholders or directors (or any committee thereof), as applicable, of the relevant Obligor.

4.1.31        Financial Statements.

(a)
The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis and complied, as of their date of filing, with the applicable published rules and regulations of any stock exchange on which the Borrower’s securities are listed and Securities Laws, and the Financial Statements present fairly, in all material respects, the financial condition of the Borrower and its Subsidiaries, on a consolidated basis, as at the date specified therein and for the period then ended. the Borrower does not intend to correct or restate, nor, to the Borrower’s Knowledge, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(b)
There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Borrower or any of its Subsidiaries with unconsolidated entities or other Persons.

(c)
PricewaterhouseCoopers LLP has been the auditor of the Borrower since its inception and is “independent” as required under Securities Laws. There has never been a “reportable event” (within the meaning of National Instrument 51102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or any former auditor of the Borrower.

(d)	The Borrower is in compliance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

4.1.32        Absence of Change. Except as disclosed in the Public Disclosure Documents as of the date hereof or as permitted by this Agreement after the date hereof, since December 31, 2014, there has been no event, change or effect which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect.

4.1.33        Related Party Transactions. Except as disclosed in the Public Disclosure Documents as of the date hereof or as permitted by this Agreement after the date hereof, no Obligor has: (i) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party thereof; or (ii) except as disclosed in Schedule 4.1.33 been a party to any Contract with any Related Party thereof, other than independent contractor or indemnification agreements entered into with officers or directors of such Obligor. Any transactions between an Obligor and a Related Party have been completed on reasonable commercial terms that, considered as a whole, are not in any material respect less advantageous to such Obligor, as the case may be, than if the transaction was with a Person dealing at arm’s length with such Obligor, as the case may be.

4.1.34        No Liabilities. No Obligor has any material liabilities, contingent or otherwise, other than those reflected in the Financial Statements or after the date hereof as otherwise permitted pursuant to the Loan Documents.

4.1.35        Litigation. Other than as set forth in Schedule 4.1.35, (a) there are no material Orders which remain unsatisfied against any Group Member or material consent decrees or injunctions to which any Group Member is subject, and (b) there are no material investigations, actions, suits or proceedings at law or in equity, by or before any Governmental Body which are pending or, to the Borrower’ Knowledge, threatened in writing against any Group Member (or any of its properties or assets) or otherwise having a material impact on the ability of the Obligors to develop, construct or operate the Project in accordance with the Mine Plan and, to Borrower’s Knowledge, there is no ground on which any such action, suit or proceeding might be commenced.

4.1.36        Debt Instruments. No Obligor has any Debt other than the Obligations and Debt permitted under this Agreement.

4.1.37        No Subordination. There is no Contract to which an Obligor is a party or by which it or any of its properties or assets may be bound that requires the subordination in right of payment of any of the Obligations under the Loan Documents to any other obligation of such Obligor.

4.1.38        Regulatory Compliance.

(i)
the Borrower is a “reporting issuer” (or the equivalent) in each of the provinces and territories in Canada (other than Quebec) and the State of New York and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. The Borrower has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke the Borrower’s reporting issuer status.

(ii)	All material filings and fees required to be made and paid by the Borrower pursuant to Securities Laws have been made and paid when due.

(iii)
Since December 31, 2014, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading in any material respect. There is no material change (as defined in the Securities Act (British Columbia) as of the date hereof relating to the Borrower which has occurred and with respect to which the requisite material change report has not been filed with Canadian Securities Regulators and made publicly available on SEDAR. The Borrower has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Body which at the date hereof remains confidential.

4.1.39        Technical Disclosure. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves and technical reports disclosed in the Public Disclosure Documents for the Project have been prepared and disclosed in accordance with Applicable Law. The Borrower is in compliance, in all material respects, with the requirements prescribed by National Instrument 43-101 (as in effect on the date of publication of the relevant report or information). The mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents were not at the date of disclosure, inaccurate in any material respect. At the date hereof, there are no outstanding unresolved comments of the TSX, the NYSE or any Securities Regulator in respect of the technical disclosure made in the Public Disclosure Documents. To the Borrower’s Knowledge, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves for the Project from the amounts last disclosed publicly by the Borrower in the Public Disclosure Documents.

4.1.40        No Default. No Default or Event of Default has occurred and is continuing under any Loan Document.

4.1.41        Disclosure. To the Borrower’s Knowledge, all material information which has been prepared by or at the direction of the Borrower relating to the Borrower or its Subsidiaries and the Project and disclosed in writing to the Administrative Agent or the Lenders is, as of the date such information was provided, true and correct in all material respects, taken as whole and in light of the circumstances in which such disclosure is made, and no fact or facts have been omitted therefrom which would make such information materially misleading when taken as a whole and in light of the circumstance in which such disclosure is made. All forecasts, projections and budgets which have been prepared by or on behalf of the Borrower relating to the Borrower or its Subsidiaries and Project and delivered to the Administrative Agent or the Lenders represent the Borrower’s reasonable estimates and assumptions as to future performance, which the Borrower believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions. To the Borrower’s Knowledge, there is no matter, thing, information, fact, data or interpretation thereof relative to the Borrower or its Subsidiaries or Project which could reasonably be expected to have a Material Adverse Effect that has not been disclosed to the Lenders.

4.2                      Survival of Representations and Warranties

The representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and shall continue until payment in full of the Obligations notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or the Lenders.

ARTICLE 5
SECURITY

5.1                      Security.

As security for the due and punctual payment of all of the Obligations, the Obligors shall, on or prior to the First Advance, grant a continuing security interest and a first-ranking Encumbrance in favour of the Administrative Agent over all of the Collateral (subject only to Permitted Encumbrances), and in furtherance thereof shall deliver or cause to be delivered to the Administrative Agent, for the benefit of the Lenders, in form and substance satisfactory to Lenders’ counsel, acting reasonably:

5.1.1           a Guarantee of the Obligations from each Guarantor;

5.1.2           a General Security Agreement from each Obligor;

5.1.3           a Share Pledge Agreement from each Obligor, as applicable;

5.1.4           the Mortgage;

5.1.5           a Security Agreement re: Mineral Claims from PEI;

5.1.6           an assignment of material contracts from each Obligor;

5.1.7           blocked account agreements in respect of all of the Obligors’ bank accounts;

5.1.8          all share certificates, stock powers of attorney, documentation, consents or authorizations necessary in order to make valid and effective the aforementioned agreements; and

5.1.9           such other security documents as the Administrative Agent or the Lenders may at any time reasonably request for the purposes of granting, protecting or ensuring a first-ranking (subject only to Permitted Encumbrances) perfected Encumbrance in favour of the Administrative Agent, for the benefit of the Lenders, in all assets and property of the Obligors.

5.2                      Additional Security from New Subsidiaries.

The Borrower shall cause each Person that becomes a Subsidiary of the Borrower after the date hereof (by way of Acquisition or otherwise), to promptly deliver to the Administrative Agent (a) a Guarantee of the Obligations, (b) security over the undertaking, property and assets of such Subsidiary substantially to the same effect as the Security provided for in Section 5.1, (c) a third party legal opinion from the Borrower’s counsel concerning such Subsidiary, Guarantee and security, to all be delivered to the Administrative Agent and to the Administrative Agent contemporaneously with such Person first becoming a Subsidiary, together with all share certificates, stock powers of attorney, consents, authorizations, registrations (or evidence of the filing of the same with the applicable authority for the purposes of registration) and supporting documentation (including updates to disclosure schedules hereto) in respect thereof as necessary in order to make valid and effective the aforementioned agreements and perfect the Encumbrances provided for therein.

5.3                      Further Assurances - Security.

The Borrower shall take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Administrative Agent such agreements, documents and instruments as the Administrative Agent shall reasonably request, and cause the same to be registered, filed or recorded (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Administrative Agent or Lenders’ counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 5.1 or 5.2 as first-ranking Encumbrances of the Person granting such Encumbrances, subject only to the Permitted Encumbrances, in all jurisdictions reasonably required by the Administrative Agent within a reasonable time after the request therefor by the Administrative Agent or Lenders’ counsel, and in each case, in form and substance satisfactory to Lenders’ counsel, acting reasonably.

5.4                      Security Effective Notwithstanding Date of Advance.

The Security shall be effective and the undertakings in this Agreement and the other Loan Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments under this Agreement or any of the other Loan Documents, but shall constitute continuing security to and in favour of the Administrative Agent for the benefit of the Lenders for the Obligations from time to time.

5.5                      No Merger.

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Lenders shall in any way affect any of the provisions of this Agreement, the other Loan Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Lenders shall in any way affect the obligation of the Borrower to pay interest or other amounts at the rates, times and in the manner provided in this Agreement.

5.6                      Release of Security.

5.6.1          Subject to Section 5.6.2, following indefeasible payment and performance in full of all Obligations of the Obligors under this Agreement and the other Loan Documents, the Administrative Agent will promptly, at the request, cost and expense of the Borrower, release and discharge all Security and all right and interest of the Administrative Agent and the Lenders in the Collateral.

5.6.2          If any Collateral is Disposed of as permitted by this Agreement or is otherwise released from the Security at the direction or with the consent of the Lenders, at the request, cost and expense of the Borrower (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such Disposition), the Administrative Agent shall discharge such Collateral from the Security and deliver and re-assign to the relevant Obligor (without any representation or warranty) any of such Collateral as is then in the possession of the Administrative Agent.

ARTICLE 6
COVENANTS

6.1                      Affirmative Covenants.

So long as any Obligations remain outstanding, and except as otherwise consented to by the Majority Lenders, the Borrower shall, and shall cause, as applicable, each of the other Obligors to:

6.1.1          duly and punctually pay the Obligations at the times and places and in the manner required by the terms of the Loan Documents;

6.1.2          maintain its corporate existence; keep proper books of account and records; maintain its corporate status in all jurisdictions where it carries on business; and operate its business and the Project (including the construction thereof) in accordance with good mining and engineering practices and in compliance, in all material respects, with Applicable Law and all Material Contracts;

6.1.3          maintain, preserve, protect and keep:

(i)
all of its material ownership, lease, use, licence and other interests in the Collateral as are necessary or advisable in order for it to be able to develop, construct and operate the Project substantially in accordance with the Mine Plan and sound mining and business practice; and

(ii)
all material tangible Collateral owned by it in good repair, working order, and condition (ordinary wear and tear excepted), and make necessary and proper repairs, renewals, and replacements so that those aspects of the Business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Collateral ceases to be necessary or economically desirable for the development, construction or continued operation of the Project substantially in accordance with the Mine Plan and sound mining and business practice;

6.1.4          not abandon all or any portion of any of the Project Real Property or any other interest in any material Collateral;

6.1.5          at any time during regular business hours and upon reasonable prior written notice from the Administrative Agent, permit representatives of the Administrative Agent and the Lenders, at the cost and expense of the Borrower, to enter into or onto its property, to inspect any of the Collateral and to examine its financial books, accounts and records and to discuss its financial condition with its senior officers and its auditors, provided that the Administrative Agent and/or the Lenders shall exercise their inspection rights as a group and as group, not more than twice in any calendar year. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, or if access is necessary to preserve or protect the Collateral, as determined by the Administrative Agent, acting reasonably, the Obligors shall provide such access to the Administrative Agent and the Lenders at all times and without advance notice;

6.1.6           keep insured with financially sound and reputable insurance companies all of the tangible Collateral, including the Project Property, in amounts and against losses or damages, including property damage and public liability, on a basis consistent with insurance obtained by reasonably prudent participants in similar businesses in similar locations and cause the policies of insurance referred to above to contain customary endorsements for the benefit of the Lenders, all in a form acceptable to the Administrative Agent, acting reasonably, and include a provision that such policies will not be amended in any manner which is prejudicial to the Lenders or be cancelled without 30 days’ prior written notice being given to the Administrative Agent by the issuers thereof, and cause the Administrative Agent to be named as an additional insured with respect to public liability insurance;

6.1.7          provide the Administrative Agent promptly with such evidence of insurance as the Administrative Agent may from time to time reasonably require;

6.1.8          diligently complete, or cause to be completed, the development and construction of the Project in a good and workmanlike manner in accordance, in all material respects, with the budgets, timelines, plans and specifications set forth in the Construction Contracts, the Construction Budget, the Project Schedule and the Mine Plan;

6.1.9          obtain, as and when required, and preserve and maintain, all Authorizations (including environmental Authorizations and Utility Commitments), Other Rights and Material Contracts which are required to permit the Obligors to (i) own, operate and maintain the Project in the manner currently carried on, (ii) develop, construct and operate the Project substantially as contemplated by the Mine Plan, (iii) commence and carry out the operation of commercial production transactions, and (iv) perform their obligations under the Loan Documents to which they are a party;

6.1.10        pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate legal proceedings and, with respect to Taxes which are overdue, establish adequate reserves therefor in accordance with IFRS;

6.1.11        conduct all environmental remedial activities which a Person acting in a commercially reasonable manner and in accordance with Good Industry Practice would perform in similar circumstances and meet its environmental responsibilities and conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of the Real Property, in each case in all material respects as required in accordance with Applicable Law;

6.1.12        (a) except for mining activities undertaken pursuant to third party mineral rights, claims and interests identified in clauses 1, 5, 6, 7, 8, 9 and 10 of Schedule 1.1.110(t) (Permitted Encumbrances) which would not interfere in any material respect with the development and operation of the Project in accordance with the Mine Plan, ensure that the only mining activities taking place on the Project Real Property are those under the control and direction of the Borrower in furtherance of the Project, and (b) develop, construct and operate the Project in all material respects in compliance with the requirements of any environmental permit, Order or other Authorization in respect of the Project; and

6.1.13        warrant and defend the right, title and interest of the Obligors in and to any Collateral, and every part thereof, against the claims of any Person, subject only to Permitted Encumbrances.

6.2                      Notifications to the Lenders.

6.2.1          The Borrower shall promptly notify the Lenders of the occurrence of:

(a)	any Default or Event of Default;

(b)	any material default by any party under or termination or threatened termination of any Material Contract of which it becomes aware; and

(c)
the loss of or material non-compliance with the terms of, or any threat (in writing) by a Governmental Body to revoke or suspend any Material Project Authorization; any litigation pending or threatened against any Obligor involving claims against any Obligor or the Project in excess of $● in the aggregate at any time or involving any material injunctive, declaratory or other equitable relief;

(d)	any material dispute with a Governmental Body or a material violation of any Environmental Law applicable to the Project or an Obligor;

(e)
all material actions, suits and proceedings before any Governmental Body or arbitrator pending, or to the Borrower’s Knowledge, threatened in writing against or directly affecting any Obligor or the Project, including all material actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the Borrower’s Knowledge threatened in writing with respect to the ownership, use, maintenance and operation of the Project;

(f)	any violation of any Applicable Law by the Obligor in any material respect;

(g)	any non-compliance by any Group Member with the EAs or the Anti-Corruption Policy in any material respect;

(h)
any casualty, damage or loss, whether or not insured, through fire, theft, other hazard or casualty, or through any act or omission of an Obligor, or their respective officers, directors, employees, agents, contractors, consultants or representatives, or through any other Person having a value in excess of $● for any one event;

(i)	any material disputes involving local communities;

(j)
any event, circumstance or fact that could reasonably be expected to give rise to a “Seller Event of Default” as defined under the Stream Agreement or any other agreement in respect of Debt or any Obligor in a principal amount of $● or more without giving effect to any amendments or waivers from the creditor party thereunder; and

(k)
any other condition or event which has resulted, or that could reasonably be expect to result, in a Material Adverse Effect, in each case, accompanied by a written statement by a senior officer of the Borrower setting forth details of the occurrence referred to therein.

6.2.2           The Borrower shall promptly notify the Lenders, including in the notification the intended action to be taken by it, upon:

(a)	learning of any material claim, notice or order in respect of any material violation by any Obligor of any Environmental Law applicable to and binding upon such Obligor or the Project;

(b)
learning of the existence of Hazardous Materials located on, above or below the surface of any land which any Group Member occupies or controls, if such Hazardous Materials are being stored, used or otherwise handled in a manner in violation of applicable Environmental Law, or contained in the soil or water constituting such land, in each case which could reasonably be expected to have a material adverse impact on the Obligors’ ability to develop, construct or operate the Project;

(c)
the occurrence of any Release that has occurred on or from the Project Real Property which could reasonably be expected to have a material adverse impact on the Obligors’ ability to develop, construct or operate the Project; and

(d)
any proposed change in the use or occupation of the Project Real Property which could reasonably be expected to have a material adverse impact on the Obligors’ ability to develop, construct or operate the Project.

6.2.3          The Borrower shall provide the Administrative Agent with not less than 15 days’ notice of any proposed change in the name or jurisdiction of incorporation or chief executive office of any Obligor.

6.2.4          The Borrower shall promptly notify the Administrative Agent of (i) the acquisition by any Obligor of any real property (including mineral rights or claims), which is material to the development, construction or operation of the Project, (ii) any new location at which any tangible assets of any Obligor (other than inventory in transit) having an aggregate fair market value in excess of $1,000,000 are maintained, (iii) any new Construction Contract or Material Contracts ((together with an update to the applicable Schedule) or any material amendment or revision to any existing Material Contract (provided that any amendment or revision shall be subject to Section 6.13.15), and (iv) any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization, and in the case of (iii) and (iv) above, forthwith provide a true and complete copy of the same to the Lenders in accordance with Section 6.4.

6.2.5          As soon as practicable following a request therefor from the Administrative Agent, the Borrower shall provide any financial information, financial statements, budgets, forecasts, projections, lists of property and accounts and other statements as the Administrative Agent may reasonably request from time to time, including copies of any Tax Returns and any other elections, remittance forms or other documents filed by a Group Member pursuant to any legislation which requires a Group Member to pay, withhold, collect, or remit any material amount.

6.2.6          The Borrower shall provide the Lenders with written notice of each of the Commercial Production Date and the Completion Date within five Business Days of the occurrence thereof. The Borrower shall issue a news release announcing that the Borrower has achieved the Commercial Production Date no later than the deadline under Securities Laws for the Borrower to make its quarterly filings in respect of the fiscal quarter during which the Commercial Production Date occurred.

6.3                      Corporate Documents.

The Borrower shall deliver to the Lenders, contemporaneously with delivery of the same to the Borrower’s shareholders, a copy of each management information circular and other notices issued to its shareholders. The parties agree that the making of documents publicly available on the Borrower’s SEDAR profile satisfies the delivery requirements under this Section 6.3.

6.4                      Other Reports.

The Borrower shall promptly deliver or furnish, or cause to be delivered or furnished, to the Lender (i) a copy of any material reports, certificates, documents and notices relating to the Project which are delivered by a Group Member under any Key Transaction Document to the extent not already delivered to the Administrative Agent under the Loan Documents, and (ii) such other financial, operational or other information regarding the Obligors and their business and the Administrative Agent may reasonably request from time to time.

6.5                      Material Contracts, Material Project Authorizations and Mine Plan.

The Borrower shall promptly deliver to the Lenders a copy of:

(a)
any new Material Contract or any material amendment or revision to any existing Material Contract (provided that any new Material Contract or any amendment or revision shall be subject to Section 6.13.15), and in respect of any such new Material Contract shall cause the counterparty thereof to enter into a direct agreement in favour of the Administrative Agent in a form and in substance similar to the AMEC Direct Agreement;

(b)	any new Material Project Authorization or any material amendment, revision, reissuance or replacement of any existing Material Project Authorization;

(c)
any material amendment, revision or supplement to the Construction Budget or Project Schedule (provided that any amendment, revision or supplement to shall be subject to Section 6.13.16); For the purposes of this clause an amendment, revision or supplement to (i) the Construction Budget shall be considered material if (A) it represents a deviation in the budgeted amount for any line item therein by an amount which is greater than (x) ●% of the amount specified for such item in the existing Construction Budget or (y) ●, or (B) if it, together with any other previous or concurrent amendments, revisions or supplements in the same Fiscal Year represents a deviation in the Construction Budget which is greater than ●% for such Fiscal Year;

(d)	any amendment, revision or supplement to or replacement of the Mine Plan (provided that any such amendment, revision, supplement or replacement shall be subject to Section 6.13.18);

(e)	any new technical reports or updated mineral reserve and mineral resource estimates produced that pertain to the Project Real Property;

(f)
any material reports, certificates, documents and notices relating to the Project which are delivered to the Borrower or any other Group Member by or on behalf of any third-party consultant or contractor, including any and all monthly or other construction reports.

6.6                      Monthly Reporting

On or before the twentieth day of each calendar month, the Borrower shall provide to the Lenders (i) commencing in respect of the month immediately following the month in which the initial Advance occurs, a Monthly Operations Report and (ii) commencing after the first shipment of Minerals to the refinery, a Monthly Production Report in respect of the immediately preceding calendar month.

6.7                      Quarterly Reporting.

6.7.1          As soon as available and in any event within 45 days after the end of each of the first, second and third Fiscal Quarter of each Fiscal Year, the Borrower shall deliver to the Lenders:

(a)
a copy of the Borrower’s quarterly unaudited consolidated financial statements for such Fiscal Quarter, together with unaudited unconsolidated statements of the Borrower for such Fiscal Quarter and the parties agree that the making of such documents publicly available on the Borrower’s SEDAR profile satisfies the delivery requirements under this Section 6.7.1(a); and

(b)	a Compliance Certificate.

6.8                      Annual Reporting.

6.8.1          As soon as available and in any event within 90 days after the end of each Fiscal Year, the Borrower shall deliver to the Lenders:

(a)
a copy of the Borrower’s audited annual consolidated financial statements for such Fiscal Year, and the parties agree that the making of documents publicly available on the Borrower’s SEDAR profile satisfies the delivery requirements under this Section 6.8.1(a);

(b)	a Compliance Certificate; and

(c)
an Officer’s Certificate of the Borrower listing the types of insurance coverages in effect for the Obligors and stating the amounts of such insurance and the applicable deductibles under such insurance.

6.8.2          On or before December 15 of each calendar year following the Completion Date, the Borrower shall deliver to the Lenders an Annual Forecast Report in respect of such upcoming calendar year.

6.8.3          On or before February 28 of each calendar year following the Completion Date, the Borrower shall deliver to the Lenders an Annual Operations Report in respect of the immediately preceding calendar year.

6.9                      Anti-Corruption.

The Borrower shall, and the Borrower shall cause all of the Group Members to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Administrative Agent upon becoming aware of any breach or suspected breach of the Anti-Corruption Policy, the Borrower shall not, without the prior written consent of the Lenders, acting reasonably, amend, terminate, replace or otherwise vary the Anti-Corruption Policy.

6.10                   Reserved.

6.11                   EAs.

The Borrower shall ensure that all operations in respect of the Project comply in all material respects with the EAs.

6.12                   Changes to Accounting Policies.

If there is any material change in a period to the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements or components thereof as compared to any previous period, the Borrower shall provide the Lenders with all information which the Lenders reasonably require relating to the impact of any such material change on the comparability of the reports provided to the Lenders after any such material change to previous reports. Until the Administrative Agent has approved such material change in writing (such consent not to be unreasonably withheld), the Borrower shall continue to prepare and provide any reports to the Lenders hereunder in accordance with the accounting policies, practices and calculation methods in effect to such material change.

6.13                   Negative Covenants.

Except as otherwise provided in this Agreement, so long as any Obligations remain outstanding the Borrower shall not, and shall not permit any other Obligor to, without the prior written consent of the Majority Lenders:

6.13.1        enter into any transaction or series of related transactions or any document or agreement related thereto whereby (i) all or substantially all of the equity interests in the Borrower, or (ii) all or substantially all of the Project Real Property, would directly or indirectly become the property of any other Person;

6.13.2        (i) use, or authorize the use of, any of its corporate funds for any contribution, gift, entertainment or other expenses relating to political activity in any manner in violation of Applicable Law; (ii) make, or authorize the making of, any direct or indirect bribe, rebate, payoff, influence payment, kickback or other payment to any domestic or foreign government official or employee from corporate funds in any manner in violation of Applicable Law; or (iii) violate any provision of AML Legislation, Anti-Corruption Laws or any applicable Sanctions;

6.13.3        Dispose of all or any part of its right, title and interest in the Collateral except pursuant to a Permitted Asset Disposition, or transfer or abandon all or any portion of the Project Real Property;

6.13.4        Dispose of a Mineral Interest relating to Minerals except pursuant to the Stream Agreement, the Offtake Agreement, ● and the Existing Project Royalty;

6.13.5         ●, make any payment of royalties in respect of Minerals other than the amounts required by the Existing Project Royalty, or enter into any royalty, stream financing or similar agreement with any other Person in relation to the Project Real Property other than the Existing Project Royalty, the Stream Agreement and the Offtake Agreement;

6.13.6        without the prior written consent of the Majority Lenders, such consent not to be unreasonably withheld or delayed, make any expenditure (including any Capital Expenditure) or payment to any party not an Obligor in respect of the development and construction of the Project, if the making of such payment would (A) result in a deviation from the amount specified in respect of any applicable line item in the Construction Budget by an amount in excess of the greater of (x) ●% of the amount specified for such line item in the Construction Budget and (y) $●, or (B) would result, together with all other concurrent or prior unbudgeted expenditures in the same Fiscal Year, in a deviation in the Construction Budget of greater than ●% for such Fiscal Year, provided that such payment may be made with Net Equity Proceeds so long as no Funding Shortfall exists or would exist after the making of such payment;

6.13.7        use the proceeds of the Facility and the Initial Equity Financing for any purpose other than the development, construction, and working capital requirements of the Project in accordance with the Construction Budget as contemplated herein;

6.13.8        create, incur, assume or suffer to exist any Encumbrance upon all or any part of the Collateral, whether now owned or hereafter acquired, other than Permitted Encumbrances;

6.13.9         make any Restricted Payment except for Restricted Payments permitted pursuant to the Subordination and Postponement of Claims;

6.13.10       enter into any agreement or arrangement or take any action which restricts or purports to restrict the ability of (i) any Obligor to pay dividends or make any other distributions to the Borrower or repay Debt owing to the Borrower, or (ii) the Borrower to deliver Minerals or perform its other obligations under the Offtake Agreement or the Stream Agreement;

6.13.11       create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than:

(a)	the Obligations;

(b)	deposits received from customers in the ordinary course of business;

(c)	Debt secured by Encumbrances permitted pursuant to Section 1.1.110(j) (Purchase Money Obligations and Capitalized Lease Obligations);

(d)	obligations under Permitted Hedging Arrangements;

(e)	Subordinated Intercompany Debt;

(f)	unsecured trade payables incurred in the ordinary course of business;

(g)
Debt in respect of performance, surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement or environmental reclamation obligations of any Obligor (or reimbursement obligations in connection therewith) to the extent required by Applicable Laws or any Governmental Body;

(h)	●

(i)	any other Debt of any Obligor permitted in writing by the Majority Lenders;

6.13.12      enter into any hedge instrument or incur any hedge obligations unless such hedge obligations are pursuant to Permitted Hedging Arrangements;

6.13.13      make any Investments, except (i) Investments in another Obligor, provided that if such Investment is by way of Debt, such Debt must be Subordinated Intercompany Debt; or (ii) short term Investments in money market instruments with remaining maturities of 12 months or less at the date of purchase including securities issued by government agencies, and term deposits and bank accounts with financial institutions provided that such short-term Investments are readily convertible to cash;

6.13.14       make any Acquisitions;

6.13.15       without the prior written consent of the Majority Lenders, such consent not to be unreasonably withheld or delayed, and provided that if the Majority Lenders have failed to response to a written request for consent to entry, amendment or waiver within 10 Business Days of such request then consent shall be deemed to have been given (but for greater certainty such consent shall not be deemed to have been given for a request for consent to a termination), enter into a new Material Contract, or amend or waive compliance by the applicable counterparty with any material provision of or terminate any Material Contract, except amendments to, or waivers under any Material Contract (i) for which prior written notice has been given to the Administrative Agent, (ii) which are either not material in nature or not adverse to the relevant Obligor in any material respect (for certainty, amendments relating to assignment, economic terms and termination shall be among the provisions of a Material Contract that are considered to be material for the purposes of this provision) and (iii) a copy of which amendment has been provided to the Administrative Agent. Nor shall any Obligor suffer or permit any termination of or consent or agree to any assignment (other than by way of security to the Administrative Agent) or transfer of any Material Contract except (A) transfers to another Obligor, or (B) terminations at the end of the stated term thereof or at the stated maturity thereof;

6.13.16       amend in any material respect the Construction Budget, except amendments which in aggregate for all such amendments do not increase the total amount of budgeted expenditures thereunder by more than 10% of the amount currently provided for on the date hereof provided the Majority Lenders shall not unreasonably withhold their consent to any such amendment proposed by the Borrower;

6.13.17       amend, revise, supplement or replace the Mine Plan except with the consent of the Majority Lender not to be unreasonably withheld;

6.13.18      change in any material respect the nature of its business or operations from the Business, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case, not related to or in furtherance of the conduct of the Business, or initiate any construction project other than the Project;

6.13.19       transfer or assign any Debt owed to an Obligor to any Person other than another Obligor;

6.13.20      directly or indirectly purchase, acquire or lease any property from, or sell, transfer or otherwise Dispose of any property to, or otherwise deal or enter into any agreement with, any Related Party (other than another Obligor), except in the ordinary course of and pursuant to the reasonable requirements of such Person’s business and upon fair and reasonable terms that are no less favourable to the Obligors than those that could be obtained in an arm’s length transaction with a Person that is not a Related Party;

6.13.21      enter into any transaction to change or reorganize its capital structure or materially amend its articles, by-laws or any other constating documents in a manner that prejudices the Lenders;

6.13.22       change its Fiscal Year; change its legal or operating name, or the jurisdiction in which its chief executive office or any tangible assets (other than inventory in transit) are located, except in any such case with at least 15 days’ prior written notice to the Administrative Agent.

ARTICLE 7
CONDITIONS PRECEDENT

7.1                      Conditions Precedent to Closing Date.

The obligations of the Lenders to make the First Advance hereunder are subject to satisfaction by the Borrower with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lenders and may be waived in writing by the Lenders:

7.1.1          no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to this Agreement, the Subscription Agreement, the Stream Agreement and the Offtake Agreement;

7.1.2          the Obligors shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

7.1.3          all representations and warranties of the Obligors made in or pursuant to this Agreement shall be true and correct on the Closing Date in all material respects except where a representation and warranty is qualified by materiality in which case such representation and warranty shall be true and correct in all respects;

7.1.4          since December 31, 2014, there shall have been no event, change or effect which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect;

7.1.5         the Borrower shall have delivered, or caused to be delivered to the Administrative Agent, all of the following (in each case in form and substance satisfactory to the Lenders):

(i)
certificates from duly authorized officers of the Borrower and the other Obligors certifying (i) the articles and bylaws (or equivalent) of such Person, as applicable, (ii) the incumbency of signing officers of such Person, and (iii) the corporate resolutions (or equivalent) of such Person, as applicable, approving the execution, delivery and performance of such Person’s obligations under each of the Loan Documents to which it is a party and the consummation of the transactions contemplated thereunder;

(ii)
a certificate, dated the Closing Date, signed by any one of the Chief Executive Officer, the Chief Financial Officer or the President of the Borrower, certifying the matters set out in Sections 7.1.1 through 7.1.4;

(iii)	a copy of all Project Agreements, Project Authorizations and Material Contracts that have been entered into by the Closing Date, as applicable;

(iv)	a copy of the Mine Plan;

(v)	a copy of the Anti-Corruption Policy;

(vi)	evidence satisfactory to the Administrative Agent that all Taxes due in respect of the Project Real Property have been paid;

(vii)
the Stream Agreement, the Offtake Agreement and any other documents required thereby to be executed or delivered on or before the Closing Date, duly executed and delivered by each Obligor party thereto;

(viii)	certificates of insurance evidencing compliance with Section 6.1.6;

(ix)
a customary legal opinion dated the Closing Date addressed to the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent and Lenders’ counsel, acting reasonably, from Canadian counsel to the Borrower and the other Obligors with respect to this Agreement and the transactions contemplated hereby;

(x)
a title opinion in form and substance satisfactory to the Administrative Agent and the Lenders, acting reasonably addressed to the Administrative Agent and the Lenders in respect of the Project Real Property, and including a reliance letter addressed to the Administrative Agent and the Lenders from the provider of any title opinion on which such title opinion relies; and

(xi)	such other documentation as the Administrative Agent may reasonably request in form and substance satisfactory to the Lenders, acting reasonably.

7.1.6          each of the Lenders shall have concluded its technical, legal, and financial due diligence, and the Administrative Agent shall have conducted a site visit with results in form and substance satisfactory to it;

7.1.7          no preliminary or permanent injunction or other order issued by a Governmental Body, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by the Key Transaction Agreements shall be in effect;

7.1.8          the conditions precedent to the Stream Agreement which are to be satisfied by the Borrower as of the Closing Date shall have been satisfied in accordance with the terms of the Stream Agreement or waived by the applicable parties thereto;

7.1.9          no action or proceeding, at law or in equity, shall be pending or threatened by any Person or Governmental Body to restrain, enjoin or prohibit the consummation of the transactions contemplated by the Key Transaction Agreements;

7.1.10        the Construction Contracts shall have been executed, shall be in form and substance satisfactory to the Administrative Agent, acting reasonably, shall not have been terminated and shall not have been amended or any compliance therewith by any counterparty thereto waived, except for amendments or waivers which are either not material in nature or not adverse to the relevant Obligor in any material respect and provided that a copy of any such amendment has been provided to the Administrative Agent; and the Borrower shall not have agreed to, authorized or received notice of any such action;

7.1.11        the Closing Date shall have occurred by September 18, 2015; 7.1.12 notice to the Lenders requesting the First Advance;

7.1.13        the conditions precedent to the Initial Equity Financing which are to be satisfied by the Borrower shall have been satisfied in accordance with the terms of the Subscription Agreement or waived by the applicable parties thereto;

7.1.14        the Security Documents and the Intercreditor Agreement shall have been duly executed and delivered by each Obligor party thereto;

7.1.15        all approvals, consents, Orders and Authorizations necessary for the completion of the transactions contemplated by the Loan Documents and the Key Transaction Documents shall have been obtained;

7.1.16        the Security shall have been registered and perfected in all jurisdictions reasonably required by the Administrative Agent, and constitute, subject only to Permitted Encumbrances, a first ranking Encumbrance over the Collateral;

7.1.17        the Administrative Agent shall have received evidence satisfactory to the Administrative Agent that all Material Project Authorizations (other than Future Authorizations) have been obtained, and that the Borrower has complied with all conditions provided for therein that are required by the terms thereof to have been complied with at the Closing Date;

7.1.18       Administrative Agent shall be reasonably satisfied that construction work on the Project completed to the Closing Date shall be in substantial conformance with the Construction Budget and the Project Schedule; and

7.1.19       all amounts and fees payable to or for the account of the Administrative Agent or the Lenders that are due and payable on or before the making of the First Advance (including the fees and disbursements of Lenders’ counsel) shall have been paid or arrangements shall be in place to pay such amounts and fees concurrently with the First Advance.

7.2                      Conditions Precedent to Subsequent Advances.

The obligations of the Lenders hereunder to make each Subsequent Advance are subject to compliance, on or before the making of such Advance, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lenders and may be waived in writing by the Lenders:

7.2.1          prior to the date of the initial Subsequent Advance, the Borrower shall have (i) caused AMEC Americas Limited to enter into an agreement (the “AMEC Direct Agreement”) with the Administrative Agent in respect of the AMEC Agreement in which AMEC Americas Limited makes directly in favour of the Administrative Agent the acknowledgements, covenants and agreements which AMEC Americas Limited has made in favour of the Borrower in Section 17.4 of the AMEC Agreement, and (ii) used commercially reasonable efforts to cause each other counterparty to a Material Contract that is in effect on the date of the initial Subsequent Advance to enter into an agreement with the Administrative Agent in respect of the Material Contract to which it is a party in a form and in substance similar to the AMEC Direct Agreement;

7.2.2          notice to the Lenders requesting a Subsequent Advance and the date of the requested Advance;

7.2.3          no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to the Subsequent Advance, and the Administrative Agent shall have received an Officer’s Certificate confirming the same;

7.2.4          the representations and warranties of the Obligors made in or pursuant to this Agreement and the other Loan Documents shall be true and correct on the date of the Subsequent Advance in all material respects except to the extent that any representation and warranty is qualified by materiality in which case such representation and warranty shall be true and correct in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), as if made on and as of the date of Subsequent Advance, except for such changes, facts, events, or circumstances that have been previously disclosed in writing to the Administrative Agent (and provided that such disclosed changes, facts, events, or circumstances are satisfactory to the Majority Lenders, acting reasonably) and the Administrative Agent shall have received an Officer’s Certificate confirming the same;

7.2.5          no event shall have occurred since the Closing Date which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect, including any event arising as a result of any casualty or disaster, accident, labour dispute, exercise of power of eminent domain or other governmental action, act of God or other reason whatsoever;

7.2.6          evidence satisfactory to the Administrative Agent (which, unless otherwise requested by the Administrative Agent shall be satisfied by way of an officer’s certificate of the Borrower) that the Borrower has complied with all conditions provided for in the Material Project Authorizations;

7.2.7          Administrative Agent shall be reasonably satisfied that construction work on the Project completed since the Closing Date shall be in substantial conformance with the Construction Budget, subject to the variations permitted hereunder; and

7.2.8           no delay in construction shall have occurred that is likely to cause the Project to not achieve the Commercial Production Date by March 31, 2018.

.

ARTICLE 8
EVENTS OF DEFAULT AND REMEDIES

8.1                      Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default”:

8.1.1          the Borrower fails to pay any amount of principal due hereunder by the due date thereof or interest due hereunder within two (2) Business Days of the due date thereof, or any fees or other Obligations within five (5) Business Days of the due date thereof;

8.1.2          there is a breach of any other term, condition or provision of this Agreement, or any of the provisions of any other Loan Document not specified in this Section 8.1, and such breach remains unremedied for a period of fifteen (15) Business Days after the earlier of (i) written notice by the Administrative Agent to the applicable Obligor, and (ii) the applicable Obligor becoming aware of such breach;

8.1.3          any Obligor or any Person that is a party to any Loan Document makes any representation or warranty under any Loan Document which is incorrect or incomplete when made or deemed to be made (except to the extent any such representation or warranty expressly relates to an earlier date, and in such case, shall be true and correct on and as of such earlier date) or, to the extent such representation or warranty is not already qualified by materiality, such representation or warranty is incorrect or incomplete in any material respect when made or deemed to be made;

8.1.4          any Obligor ceases or threatens to cease to carry on its business or admits its inability, or fails, to pay its debts generally as they become due;

8.1.5          any Obligor (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt having an aggregate principal amount in excess of $●, and any applicable grace period in relation thereto has expired, or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists, the effect of which default or other condition, if not remedied within any applicable grace period, would be to cause, or to permit the holder of such Debt to declare such Debt to become due prior to its stated maturity date;

8.1.6          the occurrence of any “Seller Event of Default” as defined in the Stream Agreement, without giving effect to any amendments or waivers from the Stream Purchasers thereunder;

8.1.7          in respect of any Obligor, the following shall occur:

(i)
a decree or order of a court of competent jurisdiction is entered adjudging any Obligor a bankrupt or insolvent or approving as properly filed a petition seeking the winding up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), or the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of an Obligor or ordering the winding up or liquidation of its affairs and any such decree or order continues unstayed and in effect for a period of forty-five (45) Business Days;

(ii)
if any Obligor becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or

(iii)
if proceedings are commenced for the dissolution, liquidation or voluntary winding up of any Obligor, or for the suspension of the operations of any Obligor and, if such proceedings are commenced other than by an Obligor and are being actively and diligently contested in good faith, such proceedings continue undismissed, or unstayed and in effect for any period of sixty (60) consecutive days;

8.1.8          any of the Security or any Loan Document is repudiated or contested by any Obligor in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity or, in the case of the Security, to not constitute a first ranking priority Encumbrance in the Collateral, subject only to Permitted Encumbrances and any such document which has ceased to be in full force and effect has not been replaced by a valid and enforceable document equivalent in effect and priority to such document, assuming such document as originally been valid and enforceable and enjoyed the priority contemplated in respect thereof by this Agreement in form and substance acceptable to the Administrative agent, within 10 days of such determination, provided that such grace period shall only be provided if the Borrower actively cooperate with the Administrative Agent to so replace such document;

8.1.9          if (A) a final judgment or decree for the payment of money due has been obtained or entered against an Obligor in an amount in excess of $10,000,000, unless (i) such judgment is covered by insurance or (ii) the Borrower has sufficient funds to pay such judgment and the payment of such judgment would not violate Section 6.13.6, and (B) such judgment or decree has not been remedied, vacated, discharged or stayed within the applicable appeal period;

8.1.10        If any material portion of the Collateral becomes subject to any writ of execution or distress warrant, or any sheriff or other Governmental Body becomes lawfully entitled to otherwise seize, distrain, attach, garnish or exercise any right of seizure upon any material portion Collateral and such seizure, enforcement, execution, attachment, garnishment, distraint or other seizure right continues in effect and is not released or discharged for more than thirty (30) days;

8.1.11        all or any portion of the Collateral is sold, transferred, Encumbered or assigned without the consent of the Lenders (other than pursuant to a Permitted Asset Disposition or other Disposition permitted hereunder or Permitted Encumbrance, as applicable);

8.1.12        an Encumbrancer or any other Person takes possession of any of any material portion of the Collateral by appointment of a receiver, receiver and manager, or otherwise, and any such seizure or other taking of possession continues in effect and is not released, satisfied, vacated, stayed, or discharged within 30 days or such longer period during which entitlement to the use of such property continues with the applicable Obligor, and such Obligor is contesting the same in good faith and by appropriate proceedings, provided that if the applicable Collateral is removed from the use of the Obligor, or is sold, in the interim, such grace period will cease to apply;

8.1.13        the audit report to the financial statements of the Borrower are qualified as to scope or going concern;

8.1.14        any Obligor takes or seeks to take any action to (a) abandon all or any material portion of the Collateral, (b) abandon the construction of the Project, (c) put the Project on care and maintenance, or (d) otherwise suspend construction, development or mining operations at the Project (other than temporary suspensions for sound operational reasons not to exceed three (3) months);

8.1.15        any Governmental Body directly or indirectly condemns, expropriates, nationalizes, seizes or appropriates any Obligor or any material portion of the Project Real Property;

8.1.16       any Material Project Authorization or any TSX or NYSE approval obtained as a condition precedent hereto is materially modified or revoked, provided however, that the foregoing shall not result in an Event of Default if the Borrower diligently pursues and obtains a replacement of such Material Project Authorization or consent within thirty (30) days after its material modification or revocation, which 30 day period will be extended for another thirty (30) days if the Borrower is working diligently and in good faith to obtain or replace such Material Project Authorization or consent during such thirty (30) day period and no Material Adverse Effect would reasonably be expected to occur as a result of such additional thirty (30) day period;

8.1.17        a Change of Control occurs;

8.1.18        a material default occurs and is continuing under any Material Contract after giving effect to any cure period thereunder and the effect of such default is to permit the counterparty thereto to terminate such Material Contract, or any Material Contract is terminated other than at scheduled maturity or with the prior written consent of the Majority Lenders, acting reasonably;

8.1.19        the Commercial Production Date has not occurred by March 31, 2018;

8.1.20        if:

(i)	any Obligor, or any director, officer, employee or agent of any Obligor has breached any AML Legislation, any Anti-Corruption Laws or any Sanctions;

(ii)	any Obligor, or any officer of an Obligor is charged with breaching any AML Legislation, any Anti-Corruption Laws or any Sanctions; or

(iii)
any director or employee of an Obligor (other than an officer) or any agent of an Obligor, is charged with breaching any AML Legislation, any Anti-Corruption Laws or any Sanctions and the Obligor’s relationship with such Person is not terminated within 10 days of acquiring actual knowledge of such charge; or

8.1.21        the occurrence of a Material Adverse Effect.

8.2                      Remedies Upon Default.

Upon the occurrence of an Event of Default under Section 8.1.7, to the extent permitted by Applicable Law, the Obligations shall automatically and immediately become due and payable and, upon the occurrence of and during the continuance of any other Event of Default, the Administrative Agent may (and, if requested by the Majority Lenders, shall), by notice given to the Borrower declare all Obligations to be immediately due and payable and, in either case, the Administrative Agent, to the extent permitted by Applicable Law and by the Intercreditor Agreement, may then:

8.2.1          to realize upon all or any part of the Security; and

8.2.2         take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in the Security Documents) at such times and in such manner as the Administrative Agent in its sole discretion may consider expedient, all without any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action except as required by law. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the other Loan Documents.

8.3                      Set-Off.

Upon the occurrence and during the continuance of an Event of Default, the Lenders may, without notice to the Borrower or to any other Person, combine, consolidate and merge all or any of the Obligors’ accounts with, and liabilities to, the Lenders and set off, any indebtedness and liability of the Lenders to any Obligor, matured or unmatured, against and on account of the Obligations when due.

8.4                      Application of Proceeds.

8.4.1         The proceeds received by the Administrative Agent in respect of any sale of, collection from or other realization upon all or any part of the Collateral pursuant to the exercise by the Administrative Agent of its remedies, and any other funds realized by Administrative Agent during the continuance of an Event of Default, shall be applied, subject to the Intercreditor Agreement and to Applicable Law, in full or in part, together with any other sums then held by the Administrative Agent pursuant to this Agreement, promptly by the Administrative Agent as follows:

(a)
first, to the payment of all reasonable costs and expenses, fees, commissions and taxes of such sale, collection or other realization including compensation to the Administrative Agent and its agents and counsel, and all expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith and all amounts for which the Administrative Agent is entitled to indemnification pursuant to the provisions of any Loan Document, together with interest on each such amount at the applicable rate at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;

(b)	second, to the payment in full in cash of all amounts owing in respect of interest and fees under this Agreement;

(c)
third, to the payment in full in cash, pro rata, of the principal and other remaining obligations hereunder and all other Obligations, in each case equally and rateably in accordance with the respective amounts thereof then due and owing; and

(d)	fourth, the balance, if any, to the Person lawfully entitled thereto (including the applicable Obligor) or as a final and non-appealable judgment of a court of competent jurisdiction may direct.

ARTICLE 9
ADMINISTRATIVE AGENT

9.1                      Agency.

9.1.1        Appointment and Authority. Each Lender hereby appoints Orion Co-Investments II (ED) Limited as Administrative Agent to act on its behalf as Administrative Agent under the Credit Agreement and under the other Loan Documents and authorizes the Administrative Agent in such capacity to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 9 are solely for the benefit of the Lenders and no Obligor shall have rights as a third party beneficiary of any of such provisions.

9.1.2          Exculpatory Provisions.

9.1.2.1     The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

9.1.2.1.1    shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

9.1.2.1.2    shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by it or any of its Affiliates in any capacity.

9.1.2.2     The Administrative Agent shall not be liable for any action taken or not taken by it in such capacity in the absence of its own gross negligence or wilful misconduct.

9.1.3         Indemnification of the Administrative Agent. Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in its capacity as such in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or wilful misconduct.

9.1.4         Non-Reliance on Administrative Agent. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.1.5         Collective Action of the Lenders. Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Administrative Agent are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Majority Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 10.2 of this Agreement). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action thereunder including, without limitation, any declaration of default, but that any such action shall be taken only by the Administrative Agent on the instruction of the Majority Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 10.2 of this Agreement). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent.

9.1.6         Replacement of Administrative Agent. In the event that the Administrative Agent ceases to hold at least 50% of the Principal Amount of the Loans, the Majority Lenders may (and, if requested by the outgoing Administrative Agent, shall within 30 days of such request) appoint a new administrative agent and collateral agent to be the Administrative Agent for the Lenders and this Agreement shall be amended or supplemented to provide for such appointment.

9.1.7         Payments. While no Event of Default is continuing, the Borrower shall make all payments required to be made under the Credit Agreement directly to the Lenders pursuant to any payment instructions provided by the Lenders to the Borrower and the instructions of the Administrative Agent as to the respective Lenders Applicable Percentage of any such payment to be made to the Lenders. Following an Event of Default that is continuing, provided the Administrative Agent has declared all Obligations immediately due and payable, all payments shall be made to the Administrative Agent for distribution to the Lenders according to the Applicable Percentage. If any Lender, by exercising any right of setoff or counterclaim or otherwise (including without limitation pursuant to Section 8.3 of this Agreement), obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loan and accrued interest thereon or other Obligations greater than its Applicable Percentage thereof, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value participations in the Loans and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the Applicable Percentage owing them, provided that the provisions of this Section shall not be construed to apply to (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender, or (z) any payment to which such Lender is entitled in its capacity as a party to any Key Transaction Agreement other than a Loan Document.

ARTICLE 10
GENERAL

10.1                    Reliance and Non-Merger.

All covenants, agreements, representations and warranties of the Borrower, the Borrower or any other Obligor made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of the Borrower, the Borrower or any other Obligor pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Administrative Agent and each Lender notwithstanding any investigation heretofore or hereafter made by the Administrative Agent, the Lenders or Lenders’ counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and the other Loan Documents until all Obligations owed to the Administrative Agent or the Lenders under this Agreement and the other Loan Documents shall have been satisfied and performed and the Lenders shall have no further obligation to make Advances hereunder.

10.2                    Amendment and Waiver.

No amendment or waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower or any other Obligor from any provision hereof or thereof is effective unless it is in writing and signed by the Majority Lenders or the Administrative Agent upon the instructions of the Majority Lenders, and the relevant counterparty to such document, provided no such amendment, waiver or consent shall:

(a)	increase the amount of the Lenders’ Commitments;

(b)	subject any Lender to any obligation to advance funds in excess of its commitment hereunder on the date hereof;

(c)	extend the Maturity Date;

(d)	reduce the principal or amount of, or rate of interest on, directly or indirectly, any Loan outstanding or any fees;

(e)	postpone any date fixed for any payment of principal of, or interest on, the Loans or any fees;

(f)	change the percentage of the Commitments;

(g)	alter the manner in which payments are shared under the terms of this Agreement;

(h)
permit any termination of all or any substantial part of the guarantees or the Security Documents or release all or any substantial part of the guarantees or the Collateral subject to the Security Documents (except as otherwise permitted under this Agreement);

(i)	release any guarantee provided by any of the Guarantors or any of the Security (except as otherwise permitted under this Agreement);

(j)	reduce the priority of the Security;

(k)	reduce the priority of any payment obligation of the Borrower under this Agreement or any other Loan Document; or

(l)
amend the terms of this Section 10.2 or the definition of Majority Lenders or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, in each case without the prior written consent of each Lender. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given. The Administrative Agent shall provide the other Lenders with copies of all amendments, waivers and consents provided by the Administrative Agent with respect to any provisions of this Agreement or any other Loan Document promptly upon the execution thereof.

10.3                    Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notices of change of address shall also be governed by this Section. Notices and other communications shall be addressed as follows:

(a)
if to the Borrower:

Pretium Resources Inc.
Suite 2300, Four Bentall Centre
1055 Dunsmuir Street Vancouver, BC V7X 1L4

Attention:                      President
Facsimile:                       604-558-4784
Email:                              jovsenek@pretivm.com

if to the Administrative Agent:

Orion Co-Investments II (ED) Limited
c/o Appleby (Bermuda) Limited
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda

Attention:                      Corporate Secretary
Facsimile:                      (441) 298-3467

with a copy to (which shall not constitute notice):

Orion Resource Partners (USA) LP
1211 Avenue of the Americas, Suite 3000
New York, NY 10036

Attention:                      General Counsel
Facsimile:                      (212) 596-3489
Email:                              notices@orionresourcepartners.com

(b)	if to the Lenders, at the addresses noted on Schedule A or in any acknowledgement agreement executed pursuant to Section 10.5.4.

10.4                    Further Assurances.

Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this Agreement and the other Loan Documents as the Administrative Agent may reasonably request from time to time for the purpose of giving effect to the terms of this Agreement and the other Loan Documents including, without limitation, for the purpose of facilitating the enforcement of the Security, all immediately upon the request of the Administrative Agent.

10.5                    Assignment.

10.5.1       This Agreement and the other Loan Documents shall enure to the benefit of and be binding upon the parties hereto and thereto, their respective successors and any permitted assignee of some or all of the parties’ rights or obligations under this Agreement and the other Loan Documents as permitted under this Section.

10.5.2        The Borrower shall not assign all or any part of its rights, benefits or obligations under this Agreement or any of the other Loan Documents without the prior written consent of the Lenders, which may be unreasonably withheld.

10.5.3       A Lender may assign all or any part of its rights and obligations under this Agreement and the other Loan Documents to one or more Persons (“Purchasing Lenders”), provided that, so long as no Default or Event of Default shall have occurred and be continuing, a Lender shall only be entitled to assign such rights and obligations with the prior written consent of (x) the Administrative Agent and (y) unless full funding of the Loans has occurred or the availability thereof has expired, the Borrower, provided that the Borrower’s consent shall not be required if the proposed Purchasing Lender is a Bona Fide Bank. Notwithstanding the foregoing sentence, the prior written consent of the Administrative Agent and the Borrower shall not be required where a Lender wishes to assign all or part of its rights and obligations as aforesaid to an Affiliate of such Lender or to another Lender. Upon such assignment, the relevant Lender shall, to the extent of such assignment, be released from its obligations under this Agreement and the other Loan Documents and each of the Purchasing Lenders shall become a party to the Credit Documents.

10.5.4       Subject to the foregoing consent requirements, any assignment made hereunder shall become effective when the Borrower has been notified thereof by the Administrative Agent and the Lenders have received an acknowledgement from the Purchasing Lender to be bound by this Agreement and the other Loan Documents, where upon such Purchasing Lender shall be treated as a party to this Agreement for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof and shall be subject to the obligations of the Lenders to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the Lender making such assignment shall be released and discharged accordingly.

10.5.5       The Lenders may provide to any permitted assignee or transferee such information, including confidential information, concerning this Agreement, the other Loan Documents and the financial position and the operations of the Borrower and the other Obligors as, in the reasonable opinion of the Lenders, may be relevant or useful in connection with this Agreement, the other Loan Documents or any portion thereof proposed to be acquired by such assignee or transferee, provided that each recipient of such information agrees not to disclose such information to any other Person.

10.5.6       In connection with any assignment permitted pursuant to this Section 10.5, the Borrower agrees to enter into such documents as may reasonably be required by a Lender to evidence such assignment.

10.6                    Severability.

If any provision of this Agreement is determined to be invalid, illegal or unenforceable, this Agreement shall be interpreted as if such provision had not been a part hereof so that the invalidity, illegality or unenforceability shall not affect the validity, legality, or enforceability of the remainder of this Agreement which shall be construed as if this Agreement had been executed without such provision. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible.

10.7                    Entire Agreement.

This Agreement and the other Loan Documents constitute the entire agreement between the parties pertaining to the subject matter described herein and therein. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and the other Loan Documents. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after the entering into of this Agreement and the other Loan Documents, or any amendment or supplement thereto, by any party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, to any other party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the other Loan Documents.

10.8                    Confidentiality.

The Borrower, the Borrower, the Administrative Agent and the Lenders each agree that it shall maintain as confidential and, without the prior written consent of the relevant party(ies), shall not disclose the terms of this Agreement and any non-public information concerning the other party or its business and operations, provided that a party may disclose such information:

(a)	where such information becomes publicly available or widely known by the public other than by a breach of this Agreement;

(b)	if required by Applicable Law or requested by any Governmental Body having jurisdiction over such party;

(c)
to its Affiliates and to any of its or its Affiliates representatives, consultants or advisers who have a legitimate need to know such information (including the limited partners of any Lender or its Affiliates); and

(d)
to any Person to whom such party, in good faith, anticipates assigning an interest in this Agreement as contemplated by Section 10.5 and such Person’s Affiliates and the representatives, consultants and advisers of such Person or its Affiliates who have a legitimate need to know such information.

In the case of disclosure pursuant to clause (c) or (d), the disclosing party shall be responsible to ensure that the recipient of such information does not disclose such information to the same extent as if it were bound by the same non-disclosure obligations of the disclosing party hereunder.

10.9                   Press Releases and Public Disclosure.

If the Borrower or any of its Subsidiaries is required by Applicable Law to file a copy of this Agreement on SEDAR (or otherwise publicly file a copy of this Agreement), the Borrower shall consult with the Administrative Agent with respect to, and agree upon, any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR (or otherwise). If the parties are unable to agree on such redactions, the Borrower shall redact this Agreement to the fullest extent permitted by Applicable Laws before filing it on SEDAR (or otherwise).

10.10                 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to the conflict of laws rules.

10.11                 Submission to Jurisdictions.

Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

10.12                 Counterparts.

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including facsimile), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement this 15th day of September, 2015.

PRETIUM RESOURCES INC., as Borrower

By:	“Joseph Ovsenek”
Name: Joseph Ovsenek
Title: President

By:	“Tom S.Q. Yip”
Name: Tom S.Q. Yip
Title: Chief Financial Officer

I/We have the authority to bind the Company

PRETIUM EXPLORATION INC., as a Guarantor

By:	“Joseph Ovsenek”
Name: Joseph Ovsenek
Title: Director

By:	“Alicia Milne”
Name: Alicia Milne
Title: Corporate Secretary

I/We have the authority to bind the Company

[Signature Page to Credit Agreement]

0890696 B.C. LTD., as a Guarantor

By:	“Joseph Ovsenek”
Name: Joseph Ovsenek
Title: President

By:	“Alicia Milne”
Name: Alicia Milne
Title: Corporate Secretary

I/We have the authority to bind the Company

[Signature Page to Credit Agreement]

ORION CO-INVESTMENTS II (ED) LIMITED, as Administrative Agent

By:	“Melanie Simons”
Name: Melanie Simons
Title: Authorized Signatory

ORION CO-INVESTMENTS II (ED) LIMITED, as Lender

By:	“Melanie Simons”
Name: Melanie Simons
Title: Authorized Signatory

BTO MIDAS L.P., by its general partner, BTO HOLDINGS (CAYMAN) – NQ MANAGER L.L.C., as Lender

By:	“Christopher J. James”
Name: Christopher J. James
Title: Authorized Signatory

[Signature Page to Credit Agreement]

Schedule A

Lender Commitments

Lender	Facility
Orion Co-Investments II (ED) Limited Notice address: c/o Appleby (Bermuda) Limited Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda Attention: Corporate Secretary Facsimile: (441) 298-3467 with a copy to (which shall not constitute notice): Orion Resource Partners (USA) LP 1211 Avenue of the Americas, Suite 3000 New York, NY 10036 Attention: General Counsel Facsimile: (212) 596-3489 Email: notices@orionresourcepartners.com	$175,000,000
BTO Midas L.P. Notice address: BTO Midas L.P. c/o BTO Holdings (Cayman) - NQ Manager L.L.C. 345 Park Avenue, 27th Floor New York, NY 10154 U.S.A. Attention: Kevin Kelly Facsimile: (212) 583-5692 Email: kevin.kelly@blackstone.com	$175,000,000

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street West Toronto, ON
M5H 3Y4
Attention:                               Erik Goldsilver
Facsimile:                                (416) 682-2826
Email:                                      egoldsilver@blg.com

Total	$350,000,000.00

Schedule 1.1.37

Construction Budget

Major Area Description	US$
Mine Site	$21,424,000
Mine Underground	151,983,000
Mine Site Process	51,420,000
Mine Site Utilities	30,794,000
Mine Site Facilities	52,442,000
Mine Site Tailings (Brucejack Lake)	3,533,000
Mine Site Temporary Facilities	33,370,000
Mine Site Surface Mobile Equipment	14,572,000
Off-site Infrastructure	89,159,000
Indirects	121,788,000
Owner's Costs	114,215,000
Contingency	62,235,000
Grand Total	$746,935,000

Schedule 1.1.38

Construction Contracts

1.	Engineering, Procurement and Construction Management Contract dated September 10, 2014, between the Borrower and AMEC Americas Limited.

2.	Agreement for Camp Construction (Brucejack) (Contract No. 177421-CU026) dated effective January 27, 2015 between the Borrower and Civio Structures Inc.

3.	Agreement to be entered into between the Borrower and Belvedere Place Contracting Ltd. regarding bulk earthworks.

Schedule 1.1.84

Material Contracts

1.	Engineering, Procurement and Construction Management Contract dated September 10, 2014, between the Borrower and AMEC Americas Limited.

2.	Agreement for Camp Construction (Brucejack) (Contract No. 177421-CU026) dated effective January 27, 2015 between the Borrower and Civio Structures Inc.

3.
Agreement to be entered into between PEI and Belvedere Place Contracting Ltd. regarding bulk earthworks, together with the indemnity agreement made between the Borrower and Belvedere Place Contracting Ltd. in connection therewith.

4.	[●].

Schedule 1.1.85

Material Orders

None.

Schedule 1.1.86

Material Project Authorizations

1.	Province of British Columbia Environmental Assessment Certificate No. M15-01 dated March 26, 2015 issued to the Borrower, together with the schedules thereto

2.	Government of Canada Decision Statement dated July 30, 2015 pursuant to section 54 of the Canadian Environmental Assessment Act, 2012 issued to the Borrower

3.	Province of British Columbia Mines Act Permit M-243 dated July 22, 2015 for the Brucejack Mine (Mine No. 0100270) issued to the Borrower

4.	Province of British Columbia Environmental Management Act Permit (Permit 107853) issued to the Borrower

5.	The licenses of occupation and special use permit more particularly described in Part C of Schedule 1.1.121 (Project Real Property).

Schedule 1.1.88

●

Schedule 1.1.110(t)

Permitted Encumbrances

1.	Mining lease no. 301579, which is held by a third party and overlaps portions of two of the mineral tenures that form part of the Project Real Property, namely mineral tenure nos. 509397 and 1027400;

2.
The Net Smelter Returns Royalty dated August 31, 2001 between Newhawk Gold Mines Ltd. and Black Hawk Mining Inc., along with the Confirmation, Novation and Amending Agreement dated May 13, 2013 between Pretium Exploration Inc., B2Gold Corp. and Franco-Nevada Corporation; and the Royalty Assignment dated May 13, 2013 between B2Gold Corp. and Franco-Nevada Corporation, (together, known as the “Blackhawk Royalty”);

3.
The royalty in favour of Grace Dawson “the beneficial owner of a 2% interest in one-half (1/2) of the net smelter returns received in respect of production” from mineral claims XRAY 2, 6 and 8 (tenure nos. 250818, 250822 and 250824), to a maximum of $650,000 U.S., and including advance royalty payments, over a portion of the Snowfield Project, (known as the “Dawson Royalty”);

4.
The Option Agreement and Royalty dated January 13, 2011 between Silver Standard Resources Inc. and Richie Chi-Chuan Wan as Administrator of the Estate of Julia Jennie Wang, granting a 2% Net Smelter Returns Royalty on all minerals produced from mineral claim nos. 569182, 569185, 569195 (now 1034945 and 1034946), and 570464 and placer claim nos. 557841, 561995, 585567, 585574, and 585576 (which together are now portions of placer claim no. 946174); along with the Assignment and Assumption Agreement made January 28, 2011 among Richie Chi-Chuan Wan as Administrator of the Estate of Julia Jennie Wang, Silver Standard Resources Inc., 0890693 B.C. Ltd. and Pretium Resources Inc., the Notice of Assignment dated September 10, 2013 under which the Estate of Julia Jennie Wang, by its lawful Administrator Richie Chi-Chuan Wan, assigned its interest to Richie Chi-Chuan Wan, and the Notice of Assignment dated September 11, 2013 under which Wan assigned his interest to 0732821 B.C. Ltd., (together, known as the “Wan Agreement”);

5.	Third party legacy claim no. 394826, to the extent it overlaps Mineral Claim no. 1026976 referred to in Part A.2 (Other Mineral Claims) of Schedule 1.1.118 (Project Real Property);

6.	Third party legacy claim no. 394825, to the extent it overlaps Mineral Claim no. 1026976 referred to in Part A.2 (Other Mineral Claims) of Schedule 1.1.118 (Project Real Property);

7.
Any and all third party legacy claims and third party mining leases to the extent they overlap all or a portion of any mineral tenures held by PEI other than the Mineral Claims more particularly described in Parts A.1 and A.2 of Schedule 1.1.118 (Project Real Property), including, without limitation, third party mining lease no. 1031440 and third party legacy claim no. 392438, in each case to the extent they overlap a portion of the Snowfield Project;

8.
Any and all third party Crown granted minerals to the extent they overlap all or any portion of any mineral tenure held by PEI other than the mineral tenures more particularly described in Parts A.1 and A.2 of Schedule 1.1.118 (Project Real Property);

9.
Any and all third party mineral tenures and third party Crown granted minerals overlying Crown land Licence of Occupation #916625 (Utility Right-of-Way – Electric Power Line), none of which overlap any of the mineral tenures more particularly described in Parts A.1 and A.2 of Schedule 1.1.118 (Project Real Property); and

10.
Any and all third party mineral tenures and third party Crown granted minerals overlying any or all of the parcels of land more particularly described in Part B (Fee Simple Parcels) of Schedule 1.1.118 (Project Real Property).

Schedule 1.1.121

Project Real Property

Part A - Mineral Tenures

A.1 Brucejack Mineral Tenures

Mineral Title Number	Claim Name	Mining Lease Application Date (if applicable)	Good to Date	Area (ha)
509223		-	2026/jan/31	428.623
509397		-	2026/jan/31	375.147
509400		-	2026/jan/31	178.632
1027397	Quarry	July 8, 2014	2026/jan/31	53.6255
1027398	Bridge	July 8, 2014	2026/jan/31	160.9196
1027399		-	2026/jan/31	983.6067
1027400		-	2026/jan/31	500.3945
1027429	Lake	July 8, 2014	2026/jan/31	196.6047
1027431	West	July 8, 2014	2026/jan/31	53.6275
1027433	VOK	July 8, 2014	2026/jan/31	143.0047
1034915		-	2026/jan/31	89.3499
1034916		March 24, 2015	2026/jan/31	35.7419

A.2 Other Mineral Claims

Mineral Title Number	Claim Name	Good To Date	Area (ha)
570464	GOLDFIELD 10 NEWSTAKE 2	2026/jan/31	893.6421
587907		2026/jan/31	17.9051
607645		2026/jan/31	125.3425
637289	CASTLE 10	2026/jan/31	447.0176
685663		2026/jan/31	17.9031
685664	WHATHAPPENED	2026/jan/31	429.5086

685666	WHATHAPPENED2	2026/jan/31	35.7826
841449		2026/jan/31	429.5568
841454		2026/jan/31	178.9243
842943		2026/jan/31	196.8636
843011		2026/jan/31	143.2331
1026972	PL1	2026/jan/31	661.8809
1026976	PL4	2026/jan/31	1254.0539
1034945	Left Over	2026/jan/31	1108.4397

Part B – Fee Simple Parcels

Parcel Identifier	Legal Description	Registered Charges, Liens and Interests
005-549-591	Lot 18 Block 9 District Lot 466 Cassiar District Plan 818	Nil
009-891-951	Lot 17 Block 9 District Lot 466 Cassiar District Plan 818	Nil
014-206-323	Lot 19 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-331	Lot 20 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-340	Lot 21 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-358	Lot 22 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-366	Lot 23 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
028-583-205	Parcel D (Being a Consolidation of Lots 18 to 21, see BB1753438) Block 8 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res M12825; registered to Her Majesty the Queen in Right of the Province of British Columbia

Part C – Crown land tenures

Document #	Description	Area	Term Start	Duration
916625	Licence of Occupation- UtilityRight-of-Way– Electric Power Line, with a right to a statutory right of way if certain conditions are met.	2943.24 HECTARES MORE OR LESS	2015/08/01	6 yrs
920874	Licence of Occupation - Industrial Licence – Light Industrial	11.86 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920875	Licence of Occupation - Industrial Licence – Light Industrial	3.54 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920876	Licence of Occupation - Industrial Licence – Light Industrial	2.76 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920877	Licence of Occupation - Industrial Licence – Heavy Industrial	4.06 HECTARES MORE OR LESS	2015/08/01	30 yrs
920878	Licence of Occupation - Industrial Licence – Heavy Industrial	27.77 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920881	Licence of Occupation - Industrial Licence – Light Industrial	0.25 HECTARES MORE OR LESS.	2015/08/01	30 yrs
920910	Licence of Occupation– Transportation Licence – Airport/Airstrip	106.95 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920920	Licence of Occupation - Industrial Licence – Heavy Industrial	7.0 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920921	Licence of Occupation - Industrial Licence – Heavy Industrial	7.86 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920922	Licence of Occupation - Industrial Licence – Heavy Industrial	18.23 HECTARES, MORE OR LESS.	2015/08/01	30 yrs

Document #	Description	Area	Term Start	Duration
921268	Licence of Occupation- Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921269	Licence of Occupation- Communication Licence – Communication Sites	0.2 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921270	Licence of Occupation- Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921271	Licence of Occupation- Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921748	Licence of Occupation- Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
S25923	Special Use Permit for the purpose of construction and maintenance of road	Portion of existing road from 0 to 58.6 km, plus the 12 km Knipple Glacier crossing.	2015/07/23	Indefinite (until District Manager notifies Permittee of road deactivation or that the need for permanent deactivation is precluded)

Schedule 1.1.122

Project Schedule

**BJ -1 Page Summary
10-Sep-15 16:12

Brucejack EPCM Schedule (Current)

Summary Schedule

amec foster wheeler

Activity ID	Activity Name	% Cmplt	Current Start	Current Finish
SUMMARY			01-Sep-14 A	03-Aug-17
Engineering & Procurement			01-Sep-14 A	03-Feb-17
Engineering			01-Sep-14 A	24-Jun-16
DE-ENG	Engineering - Summary (LOE)	64%	01-Sep-14 A	24-Jun-16
Procurement			10-Nov-14 A	03-Feb-17
KO1000	Contracts - Early Construction Works (LOE)	75%	10-Nov-14 A	16-Oct-15
PO1000	Procurement for Major Equipment (LOE)	45%	15-Jan-15 A	29-Mar-16
PO1010	Major Equipment Fabrication and Delivery (LOE)	5%	02-Feb-15 A	03-Feb-17
Construction			01-Sep-14 A	02-Jun-17
Pre-Construction Stage			01-Sep-14 A	31-Oct-15
CN6163	Underground Early Development - 1260L & Alimak Raise (LOE)	65%	01-Sep-14 A	31-Oct-15
Stage-1 Construction			27-Aug-15	05-Aug-16
CN6105	Brucejack Transmission Line Stage 1 -Tree Clearing Only (LOE)	0%	27-Aug-15	05-Jan-16
CN1010	Stage-1 Site Preparation (LOE)	0%	05-Sep-15	24-Feb-16
CN3511	Mine Site 330-man Operation Camp Construction (LOE)	0%	29-Sep-15	21-Apr-16
CN6120	Knipple Transfer Area - Site Preparation & Camp (LOE)	0%	18-Oct-15	14-Mar-16
CN3500	Construction Facilities Development (LOE)	0%	24-Jan-16	26-Jul-16
CN1000	Brucejack Access Road Upgrade (LOE)	0%	01-Apr-16	05-Aug-16
Stage-2 Full Project Execution			06-Jan-16	08-May-17
CN6129	Knipple Transfer Area Building (LOE)	0%	06-Jan-16	07-Dec-16
CN3310	Mill Building Erection -to Enclosure (LOE)	0%	01-Mar-16	29-Sep-16
CN6115	Brucejack Transmission Line Stage-2 Construction (LOE)	0%	05-May-16	22-Aug-16
CN1700	Process Plant Construction (LOE)	0%	09-Sep-16	08-May-17
CN3120	SAG Mill, Ball Mill, and Regrind Mill Installation (LOE)	0%	29-Sep-16	22-Apr-17
CN3315	Mill Building Erection -Balance of Misc. Steel/Architectural Work (LOE)	0%	29-Sep-16	27-Apr-17
Lateral Development			01-Oct-15	31-Mar-17
CN3000	Underground Mine Lateral Development (LOE)	0%	01-Oct-15	31-Mar-17
Vertical Development			01-Oct-15	26-Apr-17
CN3010	Underground Mine Vertical Develpment (LOE)	0%	01-Oct-15	26-Apr-17
Infrastructure Development			30-Jun-16	02-Jun-17
CN3020	Underground Infrastructure Installation (LOE)	0%	30-Jun-16	02-Jun-17
Commissioning			03-Jun-17	03-Aug-17
Commissioning			03-Jun-17	03-Aug-17
CM1000	Commissioning (LOE)	0%	03-Jun-17	03-Aug-17

2015
2016
2017
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Remaining Level of Effort
Actual Level of Effort
Remaining Work
Critical Remaining Work
Actual Work
◆ Milestone

Page 1 of 1

Date	Revision	Checked	Approved
10-Sep-15	EPCM: Summary Schedule	cis

Schedule 4.1.5

List of Subsidiaries

Subsidiary	Shareholder	Number and type of shares	Percentage ownership
Pretium Exploration Inc.	Borrower	13 common shares without par value	100%
0890696 B.C. Ltd.	Borrower	1 common shares without par value	100%

Schedule 4.1.6

Chief Executive Offices and Other Locations

Equity	Place of Business or Chief Executive Office	Other Offices and/or Locations where Collateral kept or conducts business
Borrower	2300 - 1055 Dunsmuir Street Four Bentall Centre Vancouver, BC V7X 1L4	1242 Main Street Smithers, BC V0J 2N0

2900 - 550 Burrard Street Vancouver BC V6C 0A3

Locations of Project Real Property

PEI	2300 - 1055 Dunsmuir Street Four Bentall Centre Vancouver, BC V7X 1L4	1242 Main Street Smithers, BC V0J 2N0
2900 - 550 Burrard Street Vancouver BC V6C 0A3

Locations of Project Real Property

089	2300 - 1055 Dunsmuir Street Four Bentall Centre Vancouver, BC V7X 1L4	1242 Main Street Smithers, BC V0J 2N0
2900 - 550 Burrard Street Vancouver BC V6C 0A3

Locations of Project Real Property

Schedule 4.19 Bank Accounts

[●]

Schedule 4.1.23

Environmental Compliance

1.
Violation Ticket issued under the Offence Act (British Columbia) to Pretium Exploration Inc. on July 29, 2013 in respect of two counts under the Environmental Management Act (British Columbia), being (i) under s.6(2), introducing waste (water discharge) into the environment in the course of a business and (ii) under s.6(2), to introducing waste (sewage) into the environment in the course of a business, each count being subject to a $575 fine.

2.
Pretium Resource Inc.’s failure to obtain an Effluent Approval for the mine water treatment plant supplied by McCue Engineering Contractors until late June 2014 and the exceedances of the Effluent Approval 107330 and Effluent Approval 106251, in each case, to the extent (and only to the extent) that such failure and exceedance is clearly described in 2014 Annual Water Quality Report for the Brucejack Project prepared by Ecos Environmental Consulting Inc. and provided to the Administrative Agent prior to the Closing Date.

3.
Pretium Resource Inc.’s exceedances of the Effluent Approval 106251 to the extent (and only to the extent) that such exceedance is clearly described in Technical Memorandum, dated November 27, 2014, prepared by Lorax Environmental Services Ltd.. and provided to the Administrative Agent prior to the Closing Date.

Schedule 4.1.24

●

Schedule 4.1.28(e)

Audit Proceedings with Respect to Taxes

The Canada Revenue Agency is conducting the following audits of the Borrower and PEI:

(i)	in respect of the Borrower’s GST return for the three months ended March 31, 2015; and

(ii)	in respect of the British Columbia Mining Exploration Tax Credit claimed by PEI for 2012 and 2013, in respect of which the Borrower estimates the amount that may be in dispute at up to Cdn $2,000,000.

Schedule 4.1.33

Related Party Transactions

None.

Schedule 4.1.35

Litigation

1.
Two proposed class action law suits have been filed against the Borrower and certain of its officers and directors in the Ontario Superior Court of Justice: the first by on October 29, 2013 by David Wong (the “Wong Action”) under Ontario Superior Court of Justice File No. CV-13-00491800 CP00 and the second on November 1, 2013 by Roksana Tahzibi under Ontario Superior Court of Justice File No. CV-13-49209400 CP (the “Tahzibi Action”) (collectively, the “Ontario Actions”) and under which the plaintiffs seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired securities of the Borrower. In the Wong Action, the class period is between November 22, 2012 and October 22, 2013. In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

2.
Five putative class action complaints were filed in the United States against the Borrower and certain of its officers and directors, alleging that the Borrower violated United States securities laws by misrepresenting or failing to disclose material information concerning the Project. All five actions were filed in the United States District Court for the Southern District of New York. In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.